Financial highlights

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net income (CHF million)

Net income attributable to shareholders	1,593	2,055	1,571	(22)	1	3,648	3,577	2

of which from continuing operations	1,593	2,074	1,558	(23)	2	3,667	3,596	2

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.15	1.66	1.19	(31)	(3)	2.84	2.82	1

Basic earnings per share	1.15	1.64	1.20	(30)	(4)	2.82	2.80	1

Diluted earnings per share from continuing operations	1.15	1.65	1.17	(30)	(2)	2.83	2.79	1

Diluted earnings per share	1.15	1.63	1.18	(29)	(3)	2.81	2.77	1

Return on equity (%)

Return on equity attributable to shareholders (annualized)	17.8	22.3	17.5	–	–	20.1	20.1	–

Core Results (CHF million)

Net revenues	8,420	8,961	8,610	(6)	(2)	17,381	18,167	(4)

Provision for credit losses	20	(50)	310	–	(94)	(30)	493	–

Total operating expenses	6,594	6,077	6,736	9	(2)	12,671	13,056	(3)

Income from continuing operations before taxes	1,806	2,934	1,564	(38)	15	4,740	4,618	3

Core Results statement of operations metrics (%)

Cost/income ratio	78.3	67.8	78.2	–	–	72.9	71.9	–

Pre-tax income margin	21.4	32.7	18.2	–	–	27.3	25.4	–

Effective tax rate	10.4	28.6	(2.2)	–	–	21.6	20.5	–

Net income margin [1]	18.9	22.9	18.2	–	–	21.0	19.7	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,242.6	1,270.9	1,175.2	(2.2)	5.7	1,242.6	1,175.2	5.7

Net new assets	14.5	26.0	6.2	–	–	40.5	15.0	–

Balance sheet statistics (CHF million)

Total assets	1,137,948	1,073,803	1,092,904	6	4	1,137,948	1,092,904	4

Net loans	227,205	228,741	243,191	(1)	(7)	227,205	243,191	(7)

Total shareholders' equity	35,633	36,815	36,348	(3)	(2)	35,633	36,348	(2)

Tangible shareholders' equity [2]	25,674	27,018	26,356	(5)	(3)	25,674	26,356	(3)

Book value per share outstanding (CHF)

Total book value per share	30.04	31.88	31.02	(6)	(3)	30.04	31.02	(3)

Shares outstanding (million)

Common shares issued	1,186.1	1,185.8	1,184.8	0	0	1,186.1	1,184.8	0

Treasury shares	0.0	(30.9)	(13.2)	100	100	0.0	(13.2)	100

Shares outstanding	1,186.1	1,154.9	1,171.6	3	1	1,186.1	1,171.6	1

Market capitalization

Market capitalization (CHF million)	48,535	64,450	58,765	(25)	(17)	48,535	58,765	(17)

Market capitalization (USD million)	44,395	60,928	54,180	(27)	(18)	44,395	54,180	(18)

BIS statistics

Risk-weighted assets (CHF million)	232,964	229,111	234,884	2	(1)	232,964	234,884	(1)

Tier 1 ratio (%)	16.3	16.4	15.5	–	–	16.3	15.5	–

Total capital ratio (%)	21.8	21.6	20.0	–	–	21.8	20.0	–

Number of employees (full-time equivalents)

Number of employees	49,200	48,300	46,700	2	5	49,200	46,700	5

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Dear shareholders

Brady W. Dougan, Chief Executive Officer (left) and
Hans-Ulrich Doerig, Chairman of the Board of Directors. In the background is a portrait of Alfred Escher, who founded Credit Suisse in 1856.

Our results for the second quarter of 2010 provide further evidence that our client-focused, capital-efficient strategy and reduced-risk business model can generate sustainable earnings even in more challenging markets. Despite continued volatility and subdued client activity, we were able to continue acquiring strong net new assets in Private Banking and maintain market share momentum, particularly in Investment Banking. We achieved net income of CHF 1.6 billion, a return on equity of 17.8% and an industry-leading capital position: our tier 1 ratio was 16.3% at the end of the second quarter.

Performance of our businesses
Private Banking delivered solid pre-tax income of CHF 874 million and attracted net new assets of CHF 13.8 billion, with strong inflows in our international businesses. The results were achieved despite continuing concerns about the macro-economic environment. This uncertainty caused clients to reduce risk exposures and avoid investments in more complex products. Long term, the prospects for the wealth management industry remain attractive, as economic development – especially the potential for wealth generation in emerging markets and the ongoing generational transfer of wealth – creates opportunities for Credit Suisse. The quarter saw a strong performance from our Corporate & Institutional Clients business in Switzerland with market share gains in our institutional business and good net new assets.

Investment Banking has shown its resilience in a difficult market environment, recording pre-tax income of CHF 784 million. Total revenues declined due to weaker fixed income sales and trading revenues but we saw a strong performance from our equity business with continued market share gains, and a solid performance from our advisory and underwriting business. During the quarter we maintained our focus on the disciplined allocation of capital and investment in client businesses. For example, we entered into an agreement to acquire a prime fund solutions business, which will further strengthen our prime services franchise by enabling us to offer a more complete product suite to our hedge fund clients. We maintained market share momentum across most products and regions and made significant progress in expanding our distribution capabilities in our securities business. In addition, we extended our strong position in equities, strengthened our advisory and underwriting franchises and continued to focus on growing our leading emerging markets platform.

Asset Management reported pre-tax income of CHF 22 million and maintained a positive trend in asset inflows for the fourth quarter in succession, with net new assets of CHF 1.3 billion in the second quarter. We will focus on building on this encouraging trend and on growing this core business.

Positioned to succeed in new industry landscape
As a testament to the successful execution of our strategy and to our ability to generate high returns on a reduced-risk business model, Credit Suisse was recognized as Best Global Bank in 2010 by Euromoney magazine. We were also named Best Emerging Markets Investment Bank and received a further 14 regional and country awards in the Switzerland, Europe, Middle East and Africa, Americas and Asia Pacific regions, which underscores the depth and breadth of our global footprint.

Credit Suisse’s strong position, including its solid capital and liquidity base, reflects the decisive steps we took in response to the new operating environment. We anticipated many of the regulatory changes at an early stage and took prompt and aggressive action to realign our strategy and business model. This included cutting risk exposures, moving out of a variety of capital-intensive areas and developing leading approaches to compliance, cross-border business and investor protection. We are focused on performance, products and client solutions that only a global, integrated bank can offer. Net new asset trends in the second quarter have confirmed the effectiveness of our international multi-shore platform, which serves clients with multiple domiciles – whose needs are best met by a blend of onshore and offshore capabilities – as well as clients who are focused on geographical risk diversification. We are actively contributing to industry efforts to build a more robust and stable financial system by helping clients in adverse market conditions and engaging in an open and constructive dialog with regulators to promote a coordinated global approach to banking supervision.

Outlook
Despite the continuing macroeconomic uncertainty, in the first half of 2010 we achieved a return on equity of 20% while making further substantial progress developing our businesses. We remain confident that our strategy is appropriate and resilient in the face of an uncertain and challenging economic and market environment.

Yours sincerely
Hans-Ulrich Doerig Brady W. Dougan
July 2010

On or about August 5, 2010, we will publish and file with the SEC our Financial Report 2Q10, which will include additional disclosures on:
– fair value of financial instruments;
– derivatives and hedging activities;
– investment securities;
– assets pledged or assigned; and
– transfers of financial assets and variable interest entities.

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Trading revenues
Note 8 Other revenues
Note 9 Provision for credit losses
Note 10 Compensation and benefits
Note 11 General and administrative expenses
Note 12 Earnings per share
Note 13 Trading assets and liabilities
Note 14 Investment securities
Note 15 Loans
Note 16 Other assets and liabilities
Note 17 Long-term debt
Note 18 Accumulated other comprehensive income
Note 19 Tax
Note 20 Employee share-based compensation and other compensation benefits
Note 21 Pension and other post-retirement benefits
Note 22 Derivatives and hedging activities
Note 23 Guarantees and commitments
Note 24 Transfers of financial assets and variable interest entities
Note 25 Fair value of financial instruments
Note 26 Assets pledged or assigned
Note 27 Subsidiary guarantee information
Note 28 Litigation
Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 49,200 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
Financial markets were dominated by concerns about the sustainability of public finances and sovereign debt risk in the euro zone. The global economic recovery continued, led by emerging markets. Equity markets ended the quarter significantly lower and volatility increased compared to 1Q10. Sovereign bond and currency markets were affected by a flight to quality. The US dollar appreciated against most major currencies in 2Q10, and the Swiss franc reached a record high against the euro.

Economic environment
The global economic recovery continued in 2Q10, led by emerging markets, particularly in Asia. Gross domestic product (GDP) had another quarter of expansion in the US, with inventories remaining an important driver. Most European countries had continued growth, apart from Greece, which remained in recession due to the government's fiscal consolidation measures. Leading indicators continued rising in many countries, in both developed and emerging markets, with some indicators reaching record highs.

Sovereign debt concerns in Europe dominated financial markets in 2Q10. In early April, European governments signaled they would provide EUR 30 billion to Greece in return for austerity measures. The size of the aid package was expanded to EUR 110 billion in May, with a EUR 30 billion contribution by the International Monetary Fund (IMF). Despite the announcement of the aid package, yields on Greek government bonds continued rising and concern grew over the sovereign debt risk of Spain and Portugal. Euro zone leaders announced a EUR 750 billion aid package for troubled euro zone governments, including a EUR 250 billion contribution from the IMF. Further support came from the European Central Bank (ECB), which pledged to buy euro zone government bonds.

Inflationary pressures remained subdued in most developed countries. While energy-related effects kept headline inflation rates at elevated levels, core inflation rates reached multi-year lows in the euro zone and the US. In a few European countries (Ireland, Portugal and Spain), core inflation was negative during the quarter. In contrast, China’s inflation crept higher.

Divergence in monetary policy continued. Chinese authorities further raised the reserve requirement ratio for banks, and various central banks around the globe started increasing interest rates (Australia, Brazil and Canada). However, monetary policy in most developed countries remained expansionary. The US Federal Reserve (Fed) maintained its target for short-term interest rates near zero and continued to anticipate that economic conditions would warrant exceptionally low interest rates for an extended period. Similarly, the ECB kept short term-interest rates unchanged at a record low of 1%, and the Bank of England (BoE) signaled that it would not tighten monetary policy for at least a year. The ECB temporarily re-introduced some emergency lending facilities it had planned to discontinue.

Equity markets fell sharply (down 12% for the S&P 500 and 11% for the Swiss Market Index), and the VIX volatility index jumped to levels not seen since March 2009, as the contagion from the euro zone sovereign bond market and fears over measures to slow down the Chinese property market led to significant de-risking and unwinding of positions. Equity indices in emerging markets outperformed developed regions with emerging markets in Asia falling 3% (refer to the charts "Equity markets").

Bond yields in major markets declined further in 2Q10. The yield on two-year treasuries declined to a record low of 0.6% and the yield on ten-year treasuries fell below 3%. Significant volatility persisted across markets. The yield curve remained steep in most major currencies. Short-term yields continued to be supported by the low central bank rates, and the yield curve was driven by the long end (refer to the charts "Yield curves"). However, in Switzerland the yield curve flattened somewhat. The TED spread (the difference between three-month LIBOR and T-Bills) widened as liquidity was reduced due to increased risk aversion in the interbank lending market. However, the level remained far below the highs seen in 2008. Credit spreads in the US and Europe widened compared to 1Q10, reflecting the uncertainty with regard to sovereign debt risk (refer to the charts "Credit spreads").

Currency markets reflected the sovereign credit concerns in the euro zone and heightened risk aversion. The Swiss franc continued to strengthen against the euro, although the Swiss National Bank (SNB) intervened heavily in the currency market to prevent excessive appreciation. At the end of the quarter, the SNB became more confident about the economic recovery and reduced its intervention. The Swiss franc depreciated 2% against the US dollar. The US dollar appreciated in 2Q10 against the euro and British pound. Lower commodity prices impacted commodity-linked currencies such as the Australian and Canadian dollars, which ended the quarter 8% and 5% lower against the US dollar. The yen appreciated against the US dollar due to its safe haven status and narrowing interest rate differentials. The renminbi strengthened against the US dollar, reflecting the announcement of the resumption of a controlled float of the renminbi.

Most commodity prices fell in 2Q10, reflecting decreased risk appetite and severe selling pressure. Cyclical markets such as energy and industrial metals were particularly affected, and prices fell sharply. Oil prices fell from above USD 85 to below USD 67 per barrel during the quarter. Agricultural markets ended the quarter almost unchanged. Gold prices benefited from strong demand and low interest rates and reached record highs in June.

Sector environment
2Q10 continued to be very volatile for the banking sector. European banks stocks fell over 25% from their quarterly high in mid-April 2010. Sovereign debt concerns about Greece and contagion fears regarding Ireland, Portugal and Spain negatively impacted investor confidence. Market participants demanded more transparency on sovereign debt and retail banking exposure for these countries.

Despite significant long-term funding needs, especially for many European banks, long-term debt issuances by banks remained subdued in 2Q10, affected by the sovereign debt problems and higher interbank lending rates.

The total global fee pool was down 12% compared to 1Q10 and down 16% compared to 2Q09. Equity capital markets contributed 30%, followed by debt capital markets with 27% and mergers and acquisitions (M&A) with 26%. Loans accounted for 17% of the global fee pool. Equity capital markets were mainly affected by a slowdown in initial public offering (IPO) activity and weak secondary offerings. North America contributed more than half the fee pool. Europe's share of the global fee pool was 24% compared to 27% in 1Q10 and 34% in 2Q09. Equity trading activities picked up significantly in May 2010. However, in June volumes recorded at most of the exchanges were at lower levels than during April and May. Activity in global fixed income trading remained sluggish in June compared to May. Compared to 1Q10, global fixed income trading volume was considerably lower due to a 19% decline in Europe. Global equity underwriting fees were down 10%. Compared to 2Q09, equity underwriting declined 43%, despite strong activity in the IPO market (primarily driven by China), as secondary offerings remained weak. Global debt underwriting declined 35% compared to 1Q10 and 28% compared to 2Q09, due to a lack of new issuances and subdued activity in the secondary market.

Hedge funds had solid inflows in 2Q10. Global hedge fund assets exceeded the USD 1.5 trillion level, of which North American hedge funds contributed USD 1.0 trillion. Most strategies suffered in May due to the steep equity decline in the beginning of May, and market turbulence related to euro zone sovereign debt concerns. Hedge funds lost 2% in 2Q10. Equity long/short, emerging markets, event driven and equity market neutral hedge funds had the weakest performance and delivered negative returns. Global macro and fixed income arbitrage funds achieved positive returns.

The wealth management sector suffered from a loss of investor confidence in 2Q10, and the sustainability of public finances and sovereign debt risk became a focus for investors and banking clients. Risk-averse investors continued to demand less complex financial products. Foreign currency weakness had a negative impact for institutions reporting in strong home currencies such as the Swiss franc. In line with calls by the G-20 for increased fairness and transparency in the global tax system, implementation of OECD standards continued in 2Q10. The wealth management industry continued to evolve, reflecting increasing requirements relating to investment advice, client information, documentation and cross-border compliance. Retail banking in Switzerland reflected strong competition in the mortgage business, resulting in continued margin pressure.

Regulators and governments continued to discuss regulatory reform, capital and liquidity requirements, compensation and systemic risk. For further information, refer to Core results Regulatory proposals and developments.

Market volumes (growth in %)

	Global			Europe

end of 2Q10	QoQ	YoY		QoQ	YoY

Equity trading volume [1]	25	19		28	26

Fixed income trading volume [2]	(9)	(15)		(19)	(35)

Announced mergers and acquisitions [3]	(5)	7		(12)	6

Completed mergers and acquisitions [3]	1	16		(5)	(34)

Equity underwriting [3]	(10)	(43)		(6)	(65)

Debt underwriting [3]	(35)	(28)		(49)	(47)

Syndicated lending - investment grade [3]	43	28	[4]	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Deutsche Börse and Federal Reserve Bank of New York 3 Dealogic 4 6M2010 vs 6M2009

Credit Suisse
In 2Q10, we recorded net income attributable to shareholders of CHF 1,593 million. Diluted earnings per share were CHF 1.15. Annualized return on equity attributable to shareholders was 17.8%. Our capital position remained strong with a BIS tier 1 ratio of 16.3%.

Results

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Statements of operations (CHF million)

Net revenues	8,539	9,013	8,603	(5)	(1)	17,552	16,709	5

Provision for credit losses	20	(50)	310	–	(94)	(30)	493	–

Compensation and benefits	3,980	3,893	4,365	2	(9)	7,873	8,705	(10)

General and administrative expenses	2,061	1,675	1,919	23	7	3,736	3,468	8

Commission expenses	569	520	502	9	13	1,089	969	12

Total other operating expenses	2,630	2,195	2,421	20	9	4,825	4,437	9

Total operating expenses	6,610	6,088	6,786	9	(3)	12,698	13,142	(3)

Income from continuing operations before taxes	1,909	2,975	1,507	(36)	27	4,884	3,074	59

Income tax expense/(benefit)	187	839	(34)	(78)	–	1,026	947	8

Income from continuing operations	1,722	2,136	1,541	(19)	12	3,858	2,127	81

Income/(loss) from discontinued operations	0	(19)	13	100	(100)	(19)	(19)	0

Net income	1,722	2,117	1,554	(19)	11	3,839	2,108	82

Less net income/(loss) attributable to noncontrolling interests	129	62	(17)	108	–	191	(1,469)	–

Net income attributable to shareholders	1,593	2,055	1,571	(22)	1	3,648	3,577	2

of which from continuing operations	1,593	2,074	1,558	(23)	2	3,667	3,596	2

of which from discontinued operations	0	(19)	13	100	(100)	(19)	(19)	0

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.15	1.66	1.19	(31)	(3)	2.84	2.82	1

Basic earnings per share	1.15	1.64	1.20	(30)	(4)	2.82	2.80	1

Diluted earnings per share from continuing operations	1.15	1.65	1.17	(30)	(2)	2.83	2.79	1

Diluted earnings per share	1.15	1.63	1.18	(29)	(3)	2.81	2.77	1

Return on equity (%)

Return on equity attributable to shareholders (annualized)	17.8	22.3	17.5	–	–	20.1	20.1	–

Return on tangible equity attributable to shareholders (annualized) [1]	24.8	30.4	24.4	–	–	27.7	28.2	–

Number of employees (full-time equivalents)

Number of employees	49,200	48,300	46,700	2	5	49,200	46,700	5

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	2Q10	1Q10	2Q09	2Q10	1Q10	2Q09	2Q10	1Q10	2Q09

Statements of operations (CHF million)

Net revenues	8,420	8,961	8,610	119	52	(7)	8,539	9,013	8,603

Provision for credit losses	20	(50)	310	0	0	0	20	(50)	310

Compensation and benefits	3,982	3,891	4,345	(2)	2	20	3,980	3,893	4,365

General and administrative expenses	2,043	1,666	1,889	18	9	30	2,061	1,675	1,919

Commission expenses	569	520	502	0	0	0	569	520	502

Total other operating expenses	2,612	2,186	2,391	18	9	30	2,630	2,195	2,421

Total operating expenses	6,594	6,077	6,736	16	11	50	6,610	6,088	6,786

Income/(loss) from continuing operations before taxes	1,806	2,934	1,564	103	41	(57)	1,909	2,975	1,507

Income tax expense/(benefit)	187	839	(34)	0	0	0	187	839	(34)

Income/(loss) from continuing operations	1,619	2,095	1,598	103	41	(57)	1,722	2,136	1,541

Income/(loss) from discontinued operations	0	(19)	13	0	0	0	0	(19)	13

Net income/(loss)	1,619	2,076	1,611	103	41	(57)	1,722	2,117	1,554

Less net income/(loss) attributable to noncontrolling interests	26	21	40	103	41	(57)	129	62	(17)

Net income attributable to shareholders	1,593	2,055	1,571	–	–	–	1,593	2,055	1,571

Statement of operations metrics (%)

Cost/income ratio	78.3	67.8	78.2	–	–	–	77.4	67.5	78.9

Pre-tax income margin	21.4	32.7	18.2	–	–	–	22.4	33.0	17.5

Effective tax rate	10.4	28.6	(2.2)	–	–	–	9.8	28.2	(2.3)

Net income margin [1]	18.9	22.9	18.2	–	–	–	18.7	22.8	18.3

1 Based on amounts attributable to shareholders.

Core Results
In 2Q10, we recorded net income attributable to shareholders of CHF 1,593 million. Private Banking reported solid income before taxes and strong net new assets of CHF 13.8 billion, particularly from international businesses. Investment Banking results were impacted by volatile market conditions with lower fixed income sales and trading results, but solid equity sales and trading results and resilient underwriting and advisory revenues. Asset Management had stable fee revenues, investment-related gains, fully liquidated its balance sheet exposure to securities purchased from money market funds and maintained a positive trend in net new assets over the past four quarters. Corporate Center income before taxes of CHF 126 million reflected significant fair value gains on own debt, due to widening credit spreads, and significant expenses, including the UK levy on variable compensation.

Core Results

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Statements of operations (CHF million)

Net interest income	1,207	1,898	1,187	(36)	2	3,105	3,185	(3)

Commissions and fees	3,604	3,420	3,540	5	2	7,024	6,473	9

Trading revenues	3,629	3,453	3,214	5	13	7,082	8,113	(13)

Other revenues	(20)	190	669	–	–	170	396	(57)

Net revenues	8,420	8,961	8,610	(6)	(2)	17,381	18,167	(4)

Provision for credit losses	20	(50)	310	–	(94)	(30)	493	–

Compensation and benefits	3,982	3,891	4,345	2	(8)	7,873	8,673	(9)

General and administrative expenses	2,043	1,666	1,889	23	8	3,709	3,414	9

Commission expenses	569	520	502	9	13	1,089	969	12

Total other operating expenses	2,612	2,186	2,391	19	9	4,798	4,383	9

Total operating expenses	6,594	6,077	6,736	9	(2)	12,671	13,056	(3)

Income from continuing operations before taxes	1,806	2,934	1,564	(38)	15	4,740	4,618	3

Income tax expense/(benefit)	187	839	(34)	(78)	–	1,026	947	8

Income from continuing operations	1,619	2,095	1,598	(23)	1	3,714	3,671	1

Income/(loss) from discontinued operations	0	(19)	13	100	(100)	(19)	(19)	0

Net income	1,619	2,076	1,611	(22)	0	3,695	3,652	1

Less net income attributable to noncontrolling interests	26	21	40	24	(35)	47	75	(37)

Net income attributable to shareholders	1,593	2,055	1,571	(22)	1	3,648	3,577	2

of which from continuing operations	1,593	2,074	1,558	(23)	2	3,667	3,596	2

of which from discontinued operations	0	(19)	13	100	(100)	(19)	(19)	0

Statement of operations metrics (%)

Cost/income ratio	78.3	67.8	78.2	–	–	72.9	71.9	–

Pre-tax income margin	21.4	32.7	18.2	–	–	27.3	25.4	–

Effective tax rate	10.4	28.6	(2.2)	–	–	21.6	20.5	–

Net income margin [1]	18.9	22.9	18.2	–	–	21.0	19.7	–

Number of employees (full-time equivalents)

Number of employees	49,200	48,300	46,700	2	5	49,200	46,700	5

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads on Credit Suisse vanilla debt carried at fair value. The cumulative fair value gains of CHF 1.5 billion on Credit Suisse debt as of the opening 1Q10 balance sheet are reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the valuation adjustments on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to I – Credit Suisse results – Core Results – Accounting changes adopted in 1Q10 in the Credit Suisse Financial Report 1Q10 and II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2009.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
In 2Q10, we recorded net income attributable to shareholders of CHF 1,593 million compared to CHF 1,571 million in 2Q09. Net revenues were CHF 8,420 million compared to CHF 8,610 million in 2Q09. Total operating expenses were CHF 6,594 million compared to CHF 6,736 million in 2Q09. Our 2Q10 results included fair value gains of CHF 855 million on Credit Suisse debt. CHF 67 million of fair value losses were charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, and CHF 922 million of fair value gains were included in the Corporate Center.

In Private Banking, net revenues of CHF 2,991 million were stable. Recurring revenues, representing 77% of net revenues, were up 3%. Recurring commissions and fees increased 7%, driven by higher management, investment advisory and security account fees, primarily reflecting the 14.2% increase in average assets under management, partly offset by lower performance fees. Recurring commissions and fees reflected the ongoing cautious investor behavior and investments in less complex, lower-margin products, also within managed investment products. Net interest income was stable, reflecting the ongoing low interest rate environment in the economic cycle. Deposit margins were stable on slightly higher average volumes, and loan margins were slightly lower on slightly higher average volumes. Transaction-based revenues decreased 4%, mainly due to significantly lower integrated solutions revenues compared to a strong 2Q09, partially offset by higher foreign exchange income from client transactions and brokerage fees, reflecting increased market volatility in 2Q10. Transaction-based revenues included lower fair value losses on the Clock Finance transaction.

In Investment Banking, net revenues decreased to CHF 4,099 million from CHF 6,011 million in 2Q09. Most of the businesses were adversely impacted by macro-economic issues, leading to client risk aversion, reduced client activity and market volatility. Revenues in 2Q10 declined due to weaker fixed income sales and trading revenues, but this decline was partially offset by solid equity sales and trading results and resilient underwriting and advisory revenues, as market share gains largely mitigated the impact of an industry-wide decline in debt and equity issuance. Fixed income sales and trading results were driven by solid revenues in our US residential mortgage-backed securities (RMBS) trading, global rates and foreign exchange businesses. Revenues in our credit businesses were adversely impacted by the difficult market conditions, including widening credit spreads. Revenues in our emerging markets trading and corporate lending businesses were adversely impacted by client risk aversion and widening credit spreads. Equity sales and trading revenues declined compared to a strong 2Q09, but were solid, reflecting sustained market share gains across most products, strong revenues in cash equities and prime services and solid revenues in our derivatives business. Fair value losses on Credit Suisse debt were CHF 62 million compared to net fair value losses of CHF 269 million in 2Q09.

In Asset Management, net revenues of CHF 502 million were up CHF 68 million, including investment-related gains compared to losses in 2Q09. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) were CHF 420 million, stable compared to 2Q09. Fee revenues were stable compared to 2Q09, as higher asset management, placement, transaction and other fees were offset by lower performance fees and carried interest. Asset management fees of CHF 360 million were up 6%, primarily reflecting higher average assets under management in alternative investments and multi-asset class solutions. Average assets under management increased 6.5% compared to 2Q09. Placement, transaction and other fees were up 34%. Performance fees and carried interest were down significantly, primarily due to lower semi-annual performance fees from Hedging-Griffo as a result of challenging market conditions. Equity participations revenues were down, mainly due to gains of CHF 21 million in 2Q09 as a result of the closing of the first part of the transaction with Aberdeen Asset Management (Aberdeen). Investment-related gains were CHF 46 million, compared to losses of CHF 28 million in 2Q09. Other revenues increased CHF 10 million, reflecting lower allocated funding costs and gains from the sale of non-core businesses in Australia, partially offset by slightly lower gains from securities purchased from our money market funds.

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center income before taxes was CHF 126 million, primarily reflecting fair value gains on Credit Suisse debt of CHF 922 million and significantly higher expenses, including compensation expense of CHF 447 million due to the UK levy on variable compensation and CHF 216 million of litigation provisions.

Provision for credit losses was CHF 20 million in 2Q10, with net provisions of CHF 17 million in Investment Banking and net provisions of CHF 3 million in Private Banking.
Total operating expenses of CHF 6,594 million were down 2% compared to 2Q09, as lower compensation and benefits more than offset higher general and administrative expenses. The decline in compensation and benefits was primarily due to lower performance-related compensation in Investment Banking, reflecting lower risk-adjusted profitability, partly offset by the CHF 447 million for the UK levy on variable compensation included in Corporate Center, increased base salaries, headcount and social security expenses. The increase in social security expenses reflected increased base salaries, headcount and share award deliveries. The increase in general and administrative expenses was due to an increase in professional fees, information technology (IT) and travel and entertainment expenses, driven by an increase in client-related businesses and activity, partially offset by lower litigation provisions. 2Q09 included CHF 383 million of litigation charges in Investment Banking, primarily related to the settlement of litigation with Huntsman Corporation.

The Core Results effective tax rate was 10.4% in 2Q10, compared to 28.6% in 1Q10. The effective tax rate was mainly due to a CHF 522 million benefit from a legal entity merger, reflecting regulatory concerns about complex holding structures, offset in part by the non-tax deductibility of the UK levy on variable compensation in 2Q10. Excluding these items, the effective tax rate would have been 28.5% in 2Q10. Overall, net deferred tax assets increased CHF 186 million to CHF 10,218 million as of the end of 2Q10. Excluding foreign exchange translation gains and the effect of the legal entity merger, net deferred tax assets decreased CHF 411 million, primarily as a result of temporary differences and taxable income in 2Q10.

Assets under management were CHF 1,242.6 billion as of the end of 2Q10, a decrease of CHF 28.3 billion, or 2.2%, compared to the end of 1Q10. The decrease reflected negative market performance and adverse foreign exchange-related movements, partially offset by net new assets of CHF 13.8 billion in Private Banking and CHF 1.3 billion in Asset Management.

As part of the ongoing review to improve risk management approaches and methodologies, we implemented a revised value-at-risk (VaR) measure for risk management purposes. This revised VaR, which we call risk management VaR, adjusts VaR in cases where short-term market volatility over a six-month period is different than long-term volatility in a three-year dataset. For more information, refer to IV – Treasury and Risk management – Risk management.

Core Results reporting by division

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net revenues (CHF million)

Wealth Management Clients	2,516	2,464	2,501	2	1	4,980	4,870	2

Corporate & Institutional Clients	475	436	450	9	6	911	959	(5)

Private Banking	2,991	2,900	2,951	3	1	5,891	5,829	1

Investment Banking	4,099	5,216	6,011	(21)	(32)	9,315	12,453	(25)

Asset Management	502	631	434	(20)	16	1,133	440	158

Corporate Center	828	214	(786)	287	–	1,042	(555)	–

Net revenues	8,420	8,961	8,610	(6)	(2)	17,381	18,167	(4)

Provision for credit losses (CHF million)

Wealth Management Clients	16	32	13	(50)	23	48	29	66

Corporate & Institutional Clients	(13)	(13)	59	0	–	(26)	90	–

Private Banking	3	19	72	(84)	(96)	22	119	(82)

Investment Banking	17	(69)	238	–	(93)	(52)	374	–

Provision for credit losses	20	(50)	310	–	(94)	(30)	493	–

Total operating expenses (CHF million)

Wealth Management Clients	1,867	1,755	1,729	6	8	3,622	3,358	8

Corporate & Institutional Clients	247	234	215	6	15	481	425	13

Private Banking	2,114	1,989	1,944	6	9	4,103	3,783	8

Investment Banking	3,298	3,491	4,118	(6)	(20)	6,789	8,010	(15)

Asset Management	480	465	379	3	27	945	875	8

Corporate Center	702	132	295	432	138	834	388	115

Total operating expenses	6,594	6,077	6,736	9	(2)	12,671	13,056	(3)

Income from continuing operations before taxes (CHF million)

Wealth Management Clients	633	677	759	(6)	(17)	1,310	1,483	(12)

Corporate & Institutional Clients	241	215	176	12	37	456	444	3

Private Banking	874	892	935	(2)	(7)	1,766	1,927	(8)

Investment Banking	784	1,794	1,655	(56)	(53)	2,578	4,069	(37)

Asset Management	22	166	55	(87)	(60)	188	(435)	–

Corporate Center	126	82	(1,081)	54	–	208	(943)	–

Income from continuing operations before taxes	1,806	2,934	1,564	(38)	15	4,740	4,618	3

Core Results reporting by region

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net revenues (CHF million)

Switzerland	2,234	2,146	2,275	4	(2)	4,380	4,589	(5)

EMEA	1,903	2,289	2,689	(17)	(29)	4,192	4,992	(16)

Americas	2,740	3,520	3,358	(22)	(18)	6,260	7,179	(13)

Asia Pacific	715	792	1,074	(10)	(33)	1,507	1,962	(23)

Corporate Center	828	214	(786)	287	–	1,042	(555)	–

Net revenues	8,420	8,961	8,610	(6)	(2)	17,381	18,167	(4)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	819	759	831	8	(1)	1,578	1,783	(11)

EMEA	178	571	667	(69)	(73)	749	1,158	(35)

Americas	659	1,405	748	(53)	(12)	2,064	2,100	(2)

Asia Pacific	24	117	399	(79)	(94)	141	520	(73)

Corporate Center	126	82	(1,081)	54	–	208	(943)	–

Income from continuing operations before taxes	1,806	2,934	1,564	(38)	15	4,740	4,618	3

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Board of Directors and management changes
At our Annual General Meeting in April 2010, shareholders approved the re-election of Noreen Doyle, Aziz R. D. Syriani, David W. Syz, and Peter F. Weibel and the election of two new members to the Board of Directors, Jassim Bin Hamad J. J. Al Thani, Chairman of the Board of Directors of Qatar Islamic Bank, and Robert H. Benmosche, President and CEO of American International Group, Inc.

In April 2010, we announced that Renato Fassbind will retire as CFO on October 1, 2010, and David Mathers, who has served as the Chief Operating Officer and Head of Finance for Investment Banking, will assume the role. Renato Fassbind will remain with Credit Suisse as a senior advisor.

As of July 1, 2010, Paul Calello was appointed Chairman of Investment Banking, and Eric Varvel succeeded him as CEO. Fawzi Kyriakos-Saad, former CEO of Russia, the countries of the Commonwealth of Independent States and Turkey, and Co-Head of the Global Emerging Markets Council, succeeded Eric Varvel as CEO of Europe, Middle East and Africa (EMEA). Antonio Quintella, former CEO of Brazil and Co-Head of the Global Emerging Markets Council, became CEO of Americas, succeeding Rob Shafir, who will remain CEO of Asset Management.

Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. G-20 leaders pledged to increase regulation and improve coordination of oversight of banks and financial institutions.

In December 2009, the Basel Committee on Banking Supervision (BCBS) published consultative proposals to strengthen the resilience of the banking sector (known as Basel III). The proposals are aimed at strengthening capital and liquidity regulations. The BCBS proposals are not expected to be finalized until later in 2010. The BCBS is conducting an impact assessment following submissions from the industry. Final BCBS requirements are expected to be implemented over a period of time. The impact of these proposals on us will be assessed as the details and timing of the implementation are clarified. In June 2010, the BCBS announced its decision to postpone to no later than December 31, 2011 the implementation of the revisions to the Basel II market risk framework. The Swiss Financial Market Supervisory Authority (FINMA) has indicated that it expects to implement the revisions related to risk-weighted assets (RWAs) and eligible capital by the original implementation date of January 2011 for FINMA regulatory capital purposes. The final BCBS requirements may be adjusted when implemented by FINMA and our other regulators.

In April 2010, we agreed on liquidity principles with the FINMA, following its consultation with the SNB, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high quality securities available for designated periods of time in a crisis situation. The principles went into effect as of the end of 2Q10. For further information, refer to IV – Treasury and Risk management – Treasury management.

In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Reform Act). Although the Reform Act provides a broad framework for regulatory changes, implementation will require further detailed rulemaking over several years by different regulators, including the Department of the Treasury, the Fed, the Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation, the Commodity Futures Trading Commission and the newly created Financial Stability Oversight Council. The Reform Act authorizes assessments on financial institutions with USD 50 billion or more in consolidated assets, will limit the ability of banking entities to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of tier 1 capital) or to engage in certain types of proprietary trading unrelated to serving clients, and provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. In addition, the Reform Act will create an extensive framework for the regulation of over-the-counter derivatives and requires broader regulation of hedge funds and private equity funds, as well as credit agencies. Implementation of the Reform Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the details, impact and timing.

EU leaders have agreed that member states should impose a levy on financial institutions to ensure fair burden-sharing and create incentives to contain systemic risks. While there is currently no consensus among member states on details of how the levies should be designed, the UK, Germany and France have said they would impose such levies. In June 2010, the UK proposed a levy attributable to the UK operations of large banks on certain short-term funding. If adopted, a four basis point levy would be imposed on such liabilities in 2011, with the rate rising to seven basis points in 2012.

In July 2010, the European Parliament approved amendments to the Capital Requirements Directive, including restrictions on the bonuses of senior management and certain other employees who could have a material impact on risk. These restrictions include limiting the portion that may be paid initially in cash and imposing deferrals and “at risk” requirements for a large portion of such bonuses. The amended directive will require member states to adopt national rules ensuring that institutions have compliant remuneration principles by January 2011, which are applicable to compensation awarded for services in 2010.

Other governmental bodies are considering imposing taxes on, or limiting the tax deductibility of, certain large bonuses.
As these and other financial reform proposals are considered, we believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. We believe we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.

Legal proceedings
Credit Suisse is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. Credit Suisse believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition, but might be material to operating results for any particular period, depending in part, upon the operating results for such period. For further information on Credit Suisse's legal proceedings, refer to IX – Additional Information – Legal proceedings in the Credit Suisse Annual Report 2009.

German data matter
German authorities have initiated an investigation that deals with possible tax evasion by Credit Suisse clients and alleges assistance in such tax evasion by unnamed Credit Suisse employees. According to the media, approximately 1,100 clients are involved, and the information is reported to have come from a CD Rom acquired by the German authorities. The German authorities have conducted searches of the offices of Credit Suisse (Germany) AG and its branches and have taken information in connection with this investigation. We are cooperating with the relevant governmental authorities in this matter.

We believe Credit Suisse has been the victim of a data theft or otherwise had certain client information acquired, and we have filed criminal charges against the individuals who committed the data theft, who are currently unknown. We are conducting an internal review to determine how this information was obtained. We believe our data security and other similar controls are effective.

We take this matter very seriously and are dealing with the issues in an appropriate manner reflecting our legal obligations and the interests of our clients, employees and the firm.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation, including the impact of related share repurchases and other hedging activities. Equity is generally unaffected by the granting and vesting of share-based awards, as share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however the recognition of the obligation to deliver the shares increases equity by a corresponding amount. When Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Treasury shares are managed in aggregate and are not allocated to specific obligations under any particular share-based compensation program. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity in V – Condensed consolidated financial statements (unaudited) and Note 20 – Employee share-based compensation and other compensation benefits and Note 25 – Tax – Tax benefits associated with share-based compensation in V – Consolidated Financial Statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited. A complete Financial Report 2Q10 including fair value disclosures will be published on our website and filed with the SEC on or about August 5, 2010.

For a description of our valuation techniques, refer to Note 32 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.
Personnel
Headcount at the end of 2Q10 was 49,200, up 2,500 from 2Q09 and up 900 from 1Q10. The increase was mainly in IT professionals supporting firmwide growth and in strategic growth businesses in Private Banking and Investment Banking. The increase in IT professionals reflected increasing geographic and regulatory requirements in conducting our businesses globally as well as the IT-intensive nature of certain client flow-based businesses.

Number of employees by division

	end of			% change

	2Q10	1Q10	2Q09	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	24,900	24,600	24,000	1	4

Investment Banking	20,600	20,000	18,800	3	10

Asset Management	2,800	2,900	3,200	(3)	(13)

Corporate Center	900	800	700	13	29

Number of employees	49,200	48,300	46,700	2	5

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. Integrated bank collaboration revenues were CHF 1.2 billion for 2Q10 and CHF 2.2 billion for 6M10.
For net new assets, we target a growth rate above 6%. In 2Q10, we recorded an annualized net new asset growth rate of 4.6% and a rolling four-quarter average growth rate of 5.9%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 2Q10 total shareholder return was (21.5)%. The 2Q10 average total shareholder return of our peer group was (16.0)%.

For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The annualized return on equity attributable to shareholders was 17.8% in 2Q10.
We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 78.3% for 2Q10.
Capital
For the BIS tier 1 ratio, we target a minimum ratio of 12.5%. The BIS tier 1 ratio was 16.3% as of the end of 2Q10.

in / end of	Target	2Q10	6M10	2009	2008	2007

Growth

Collaboration revenues (CHF billion)	CHF 10 billion annually by 2012	1.2	2.2	5.2	5.2	5.9

Net new asset growth (%) (annualized)	Above 6%	4.6	6.6	4.0	(0.2)	3.1

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(21.5)	(16.7)	80.1	(56.1)	(17.8)

Total shareholder return of peer group [2]	–	(16.0)	(5.9)	35.2	(55.0)	(18.0)

Return on equity attributable to shareholders (annualized)	Above 18%	17.8	20.1	18.3	(21.1)	18.0

Core Results cost/income ratio	Below 65%	78.3	72.9	73.0	195.7	73.1

Capital (%)

BIS tier 1 ratio	Above 12.5%	16.3	16.3	16.3	13.3	10.0	[3]

1 The total return of an investor is measured by the capital gain/(loss) plus dividends received. 2 Peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase and UBS. 3 Under Basel I we reported a tier 1 ratio of 11.1% as of the end of 2007.

Results by division
Private Banking
Investment Banking
Asset Management
Private Banking
In 2Q10, we reported net revenues of CHF 2,991 million and solid income before taxes of CHF 874 million. Net new assets of CHF 13.8 billion were strong, especially in our international businesses. Wealth Management Clients contributed net new assets of CHF 11.9 billion, an annualized net new asset growth rate of 5.8%.

Results

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Statements of operations (CHF million)

Net revenues	2,991	2,900	2,951	3	1	5,891	5,829	1

Provision for credit losses	3	19	72	(84)	(96)	22	119	(82)

Compensation and benefits	1,214	1,183	1,156	3	5	2,397	2,307	4

General and administrative expenses	728	638	633	14	15	1,366	1,176	16

Commission expenses	172	168	155	2	11	340	300	13

Total other operating expenses	900	806	788	12	14	1,706	1,476	16

Total operating expenses	2,114	1,989	1,944	6	9	4,103	3,783	8

Income before taxes	874	892	935	(2)	(7)	1,766	1,927	(8)

of which Wealth Management Clients	633	677	759	(6)	(17)	1,310	1,483	(12)

of which Corporate & Institutional Clients	241	215	176	12	37	456	444	3

Statement of operations metrics (%)

Cost/income ratio	70.7	68.6	65.9	–	–	69.6	64.9	–

Pre-tax income margin	29.2	30.8	31.7	–	–	30.0	33.1	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,388	6,976	7,104	6	4	7,251	7,204	1

Pre-tax return on average utilized economic capital (%) [1]	47.7	51.5	53.0	–	–	49.1	53.9	–

Number of employees (full-time equivalents)

Number of employees	24,900	24,600	24,000	1	4	24,900	24,000	4

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net revenue (CHF million)

Net interest income	1,276	1,214	1,277	5	0	2,490	2,566	(3)

Non-interest income	1,715	1,686	1,674	2	2	3,401	3,263	4

Net revenues	2,991	2,900	2,951	3	1	5,891	5,829	1

Net revenue detail (CHF million)

Recurring	2,304	2,270	2,239	1	3	4,574	4,505	2

Transaction-based	687	630	712	9	(4)	1,317	1,324	(1)

Net revenues	2,991	2,900	2,951	3	1	5,891	5,829	1

Provision for credit losses (CHF million)

New provisions	90	75	137	20	(34)	165	230	(28)

Releases of provisions	(87)	(56)	(65)	55	34	(143)	(111)	29

Provision for credit losses	3	19	72	(84)	(96)	22	119	(82)

Balance sheet statistics (CHF million)

Net loans	181,294	177,776	175,878	2	3	181,294	175,878	3

of which Wealth Management Clients [1]	129,778	126,797	123,623	2	5	129,778	123,623	5

of which Corporate & Institutional Clients	51,516	50,979	52,255	1	(1)	51,516	52,255	(1)

Deposits	260,736	256,290	261,390	2	0	260,736	261,390	0

of which Wealth Management Clients [1]	210,918	207,115	217,219	2	(3)	210,918	217,219	(3)

of which Corporate & Institutional Clients	49,818	49,175	44,171	1	13	49,818	44,171	13

Number of relationship managers

Switzerland	1,990	2,000	1,920	(1)	4	1,990	1,920	4

EMEA	1,240	1,210	1,220	2	2	1,240	1,220	2

Americas	550	540	560	2	(2)	550	560	(2)

Asia Pacific	350	360	380	(3)	(8)	350	380	(8)

Wealth Management Clients	4,130	4,110	4,080	0	1	4,130	4,080	1

Corporate & Institutional Clients (Switzerland)	480	490	490	(2)	(2)	480	490	(2)

Number of relationship managers	4,610	4,600	4,570	0	1	4,610	4,570	1

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Business environment
Overall, the global economic recovery, although weak, continued in 2Q10, mainly reflecting a strong growth momentum in emerging markets, particularly in Asia. Long-term prospects for the wealth management industry remain attractive, as the economic development, especially the potential for wealth generation in emerging markets, and the ongoing generational transfer of wealth create opportunities.

In Switzerland, the economic recovery continued on a broad basis, mainly resulting from robust domestic demand and rebounding exports. The Swiss labor market further improved and consumer confidence increased, reflecting an improved assessment of the general economic environment.

Despite these positive developments, concerns about euro zone sovereign debt and public finances increased during 2Q10. A significant aid package brought temporary relief, but investor worries about unsustainable public finances remained, primarily as the restrictive austerity measures in the euro zone could adversely impact economic activity. The euro weakened substantially against the Swiss franc, which could have negative implications for the Swiss export industry.

After the slight improvement in 1Q10, the uncertainty caused investor confidence to deteriorate. Investors reduced risk exposures and were cautious with regard to investments in complex products. Market volatility in foreign exchange and equity markets, especially in the middle of the quarter, led to higher transaction volumes in 2Q10 compared to 1Q10.

In line with calls by the G-20 for increased fairness and transparency in the global tax system, implementation of OECD standards continued in 2Q10. The wealth management industry continued to evolve, reflecting increasing requirements relating to investment advice, client information and documentation and cross-border compliance. For further information, refer to I – Credit Suisse results – Core Results – Regulatory proposals and developments and – Legal proceedings – German data matter.

For further information, refer to I – Credit Suisse results – Operating environment.
Assets under management - Private Banking

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Assets under management by region (CHF billion)

Switzerland	325.2	337.5	320.3	(3.6)	1.5	325.2	320.3	1.5

EMEA	268.9	277.5	264.8	(3.1)	1.5	268.9	264.8	1.5

Americas	135.7	135.6	116.7	0.1	16.3	135.7	116.7	16.3

Asia Pacific	75.5	74.2	59.3	1.8	27.3	75.5	59.3	27.3

Wealth Management Clients	805.3	824.8	761.1	(2.4)	5.8	805.3	761.1	5.8

Corporate & Institutional Clients (Switzerland)	120.3	120.9	101.1	(0.5)	19.0	120.3	101.1	19.0

Assets under management	925.6	945.7	862.2	(2.1)	7.4	925.6	862.2	7.4

Average assets under management (CHF billion)

Average assets under management	959.1	930.4	840.2	3.1	14.2	944.7	821.6	15.0

Assets under management by currency (CHF billion)

USD	310.7	308.5	287.7	0.7	8.0	310.7	287.7	8.0

EUR	222.7	246.8	234.9	(9.8)	(5.2)	222.7	234.9	(5.2)

CHF	283.0	284.3	238.6	(0.5)	18.6	283.0	238.6	18.6

Other	109.2	106.1	101.0	2.9	8.1	109.2	101.0	8.1

Assets under management	925.6	945.7	862.2	(2.1)	7.4	925.6	862.2	7.4

Net new assets by region (CHF billion)

Switzerland	1.6	4.5	2.0	(64.4)	(20.0)	6.1	3.9	56.4

EMEA	5.6	2.4	2.8	133.3	100.0	8.0	7.3	9.6

Americas	1.6	2.0	1.5	(20.0)	6.7	3.6	2.1	71.4

Asia Pacific	3.1	4.0	2.8	(22.5)	10.7	7.1	5.4	31.5

Wealth Management Clients	11.9	12.9	9.1	(7.8)	30.8	24.8	18.7	32.6

Corporate & Institutional Clients (Switzerland)	1.9	5.7	1.6	(66.7)	18.8	7.6	3.4	123.5

Net new assets	13.8	18.6	10.7	(25.8)	29.0	32.4	22.1	46.6

Growth in assets under management (CHF billion)

Net new assets	11.9	12.9	9.1	–	–	24.8	18.7	–

Other effects	(31.4)	9.1	37.1	–	–	(22.3)	48.2	–

of which market movements	(23.3)	15.8	44.8	–	–	(7.5)	31.1	–

of which currency	(7.4)	(4.2)	(6.3)	–	–	(11.6)	18.8	–

of which other	(0.7)	(2.5)	(1.4)	–	–	(3.2)	(1.7)	–

Wealth Management Clients	(19.5)	22.0	46.2	–	–	2.5	66.9	–

Corporate & Institutional Clients	(0.6)	8.8	7.3	–	–	8.2	6.4	–

Growth in assets under management	(20.1)	30.8	53.5	–	–	10.7	73.3	–

Growth in assets under management (annualized) (%)

Net new assets	5.8	8.1	5.3	–	–	7.1	5.6	–

of which Wealth Management Clients	5.8	6.4	5.1	–	–	6.2	5.4	–

of which Corporate & Institutional Clients	6.3	20.3	6.8	–	–	13.6	7.2	–

Other effects	(14.3)	5.3	21.2	–	–	(4.7)	13.0	–

Growth in assets under management	(8.5)	13.4	26.5	–	–	2.4	18.6	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.0	6.0	4.2	–	–	–	–	–

of which Wealth Management Clients	5.4	5.4	3.8	–	–	–	–	–

of which Corporate & Institutional Clients	10.4	10.9	6.9	–	–	–	–	–

Other effects	1.3	10.9	(11.2)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	7.3	16.9	(7.0)	–	–	–	–	–

Results overview
Income before taxes of CHF 874 million decreased 7% compared to 2Q09. Net revenues of CHF 2,991 million were stable. Recurring revenues, representing 77% of net revenues, were up 3%. Recurring commissions and fees increased 7%, driven by higher management, investment advisory and security account fees, primarily reflecting the 14.2% increase in average assets under management, partly offset by lower performance fees. Recurring commissions and fees reflected the ongoing cautious investor behavior and investments in less complex, lower-margin products, also within managed investment products. Net interest income was stable, reflecting the ongoing low interest rate environment in the economic cycle. Deposit margins were stable on slightly higher average volumes, and loan margins were slightly lower on slightly higher average volumes. Transaction-based revenues decreased 4%, mainly due to significantly lower integrated solutions revenues compared to a strong 2Q09, partially offset by higher foreign exchange income from client transactions and brokerage fees, reflecting increased market volatility in 2Q10. Transaction-based revenues also included lower fair value losses on the Clock Finance transaction.

We recorded provision for credit losses of CHF 3 million, with net provisions of CHF 16 million in Wealth Management Clients and net releases of CHF 13 million in Corporate & Institutional Clients.
Total operating expenses of CHF 2,114 million were 9% higher compared to 2Q09, reflecting higher general and administrative expenses, compensation and benefits and commission expenses. The 15% increase in general and administrative expenses was mainly related to ongoing investments in our client advisory services and international platforms, including IT investments, and higher marketing and sales expenses. Compensation and benefits were 5% higher, primarily reflecting increases in headcount and base salaries.

Compared to 1Q10, income before taxes decreased 2%. Net revenues increased 3%, driven by 9% higher transaction-based revenues and stable recurring revenues, reflecting 5% higher net interest income, partially offset by 3% lower recurring commissions and fees. The increase in transaction-based revenues mainly reflected higher foreign exchange income from client transactions and brokerage fees, primarily related to the higher market volatility. Transaction-based revenues also included lower fair value losses from the Clock Finance transaction. The increase in net interest income was mainly due to an increase in loan margins on slightly higher average volumes. Deposit margins were stable on slightly higher average volumes. The decrease in recurring commissions and fees reflected lower fund management fees, which had been positively impacted by a change in estimate for prior-year fee accruals in 1Q10, partly offset by higher other management, investment advisory and security account fees, primarily reflecting the higher average assets under management. Total operating expenses increased 6%, mainly due to 14% higher general and administrative expenses and 3% higher compensation and benefits.

Assets under management as of the end of 2Q10 were CHF 925.6 billion, down 2.1% compared to the end of 1Q10. Strong net new assets of CHF 13.8 billion were more than offset by negative market and foreign exchange-related movements, reflecting lower equity markets and the depreciation of the euro against the Swiss franc, partially mitigated by positive foreign exchange-related movements from the appreciation of the US dollar against the Swiss franc. Wealth Management Clients contributed net new assets of CHF 11.9 billion, benefiting especially from strong inflows in our international businesses, including strong inflows from emerging markets. Corporate & Institutional Clients contributed net new assets of CHF 1.9 billion.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2Q10, the pre-tax income margin was 29.2%, down 2.5 percentage points from 2Q09 and down 1.6 percentage points from 1Q10.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 2Q10, our annualized quarterly growth rate was 5.8%. The rolling four-quarter average growth rate was 5.4%.

Initiatives and achievements
In 2Q10, we continued our long-term strategy of organic growth and strengthened our client focus:
– We were recognized as “Best Bank Switzerland” by Euromoney, which noted that continuing inflows of net new assets in Switzerland and the strength in corporate and institutional clients put us ahead of the competition.

– We strengthened our ability to serve ultra-high-net-worth (UHNW) clients across all regions by completing the establishment of our dedicated coverage structure, which is instrumental to expanding our UHNW client service platform globally.

– We launched, together with Swiss Venture Club, “SVC - Ltd for Risk Capital for SMEs” to promote entrepreneurship and strengthen the Swiss economy by providing up to CHF 100 million in venture capital to Swiss small and medium-sized enterprises and start-ups.

– We further expanded our product offering for private clients in Switzerland with a new and exclusive cooperation arrangement with Zurich Financial Services in the area of life insurance, strengthening our comprehensive client advisory model.

– We launched Credit Suisse Investor Services, an integrated fund solutions and services provider, including fund administration and management and depositary bank services.
Results detail
The following provides a comparison of our 2Q10 results versus 2Q09 (YoY) and versus 1Q10 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Stable at CHF 2,991 million
Net revenues were stable, reflecting higher recurring revenues offset by a decrease in transaction-based revenues. Recurring revenues were up 3%, as recurring commissions and fees increased 7%, driven by higher management, investment advisory and security account fees, primarily reflecting higher average assets under management, partially offset by lower performance-based fees. Net interest income was stable, reflecting stable margins on slightly higher average deposit volumes and slightly lower margins on slightly higher average loan volumes. Transaction-based revenues decreased 4%, primarily from significantly lower integrated solutions revenues compared to a strong 2Q09, offset in part by higher foreign exchange income from client transactions and brokerage fees, mainly related to increased market volatility in 2Q10. Transaction-based revenues included lower fair value losses on the Clock Finance transaction.

QoQ: Up 3% from CHF 2,900 million to CHF 2,991 million
The increase reflected 9% higher transaction-based revenues and stable recurring revenues. The increase in transaction-based revenues mainly reflected the higher foreign exchange income from client transactions and brokerage fees. Also fair value losses from the Clock Finance transaction were lower. The increase in net interest income was mainly due to an increase in loan margins on slightly higher average volumes. Deposit margins were stable on slightly higher average volumes. Recurring commissions and fees decreased 3%, as 1Q10 included the positive impact from a change in estimate for prior-year fee accruals for fund management fees. This was only partially offset by higher other management, investment advisory and security account fees, reflecting higher average assets under management.

Provision for credit losses
YoY: Down 96% from CHF 72 million to CHF 3 million
New provisions of CHF 90 million and releases of CHF 87 million resulted in net new provision for credit losses of CHF 3 million, of which net new provisions of CHF 16 million were in Wealth Management Clients and net releases of CHF 13 million were in Corporate & Institutional Clients. A substantial part of the new provisions were in Wealth Management Clients. Wealth Management Clients and Corporate & Institutional Clients both reported releases. While corporate insolvencies remained at a high level in Switzerland in 2Q10, they decreased compared to 1Q10. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities.

QoQ: Down 84% from CHF 19 million to CHF 3 million
Provision for credit losses decreased compared to 1Q10, as the impact from higher new provisions was more than offset by a higher level of releases.
Operating expenses
Compensation and benefits
YoY: Up 5% from CHF 1,156 million to CHF 1,214 million
The increase reflected higher headcount, base salaries and benefits and social security expenses on share award deliveries, partially offset by lower performance-related compensation accruals.
QoQ: Up 3% from CHF 1,183 million to CHF 1,214 million
The increase reflected higher salaries, mainly due to increased headcount, and the higher social security expenses, offset in part by slightly lower performance-related compensation accruals.
General and administrative expenses
YoY: Up 15% from CHF 633 million to CHF 728 million
The increase was mainly due to higher IT investments, marketing and sales expenses, professional fees and occupancy expenses. These increases were mainly related to our continued investment in the growth of our international platforms and client advisory services.

QoQ: Up 14% from CHF 638 million to CHF 728 million
The increase was mainly related to higher non-credit related provisions, marketing and sales expenses, professional fees, IT investments and occupancy expenses.
Personnel
Headcount at the end of 2Q10 was 24,900, up 300 against 1Q10. The increase during 2Q10 was mainly driven by an increase in IT professionals and in employees in our client-facing businesses, both to support our growth. The number of relationship managers in Wealth Management Clients was stable against 1Q10, reflecting slight increases in EMEA and Americas and slight decreases in Switzerland and Asia Pacific.

Wealth Management Clients
Net revenues
Recurring
YoY: Up 5% from CHF 1,805 million to CHF 1,897 million
The increase resulted from 6% higher recurring commissions and fees and 4% higher net interest income. The increase in recurring commissions and fees was mainly driven by higher management, investment advisory and security account fees, reflecting higher average assets under management, partially offset by lower performance-based fees. Net interest income increased, reflecting higher margins on stable average deposit volumes and slightly higher margins on higher average loan volumes.

QoQ: Stable at CHF 1,897 million
A 6% increase in net interest income was mostly offset by a 3% decrease in recurring commissions and fees. The increase in net interest income was mainly due to higher margins on slightly higher average loan volumes. Deposit margins and average volumes were stable. The decrease in recurring commissions and fees reflected lower fund management fees, which had been positively impacted by a change in estimate for prior-year fee accruals in 1Q10. This was partially offset by higher other management, investment advisory and security account fees, reflecting higher average assets under management.

Transaction-based
YoY: Down 11% from CHF 696 million to CHF 619 million
The decrease was mainly related to significantly lower integrated solutions revenues compared to a strong 2Q09, partially offset by higher foreign exchange income from client transactions and brokerage fees, primarily related to the increased market volatility in 2Q10.

QoQ: Up 5% from CHF 587 million to CHF 619 million
The increase mainly reflected the higher foreign exchange income from client transactions and brokerage fees related to the market volatility in 2Q10.
Gross margin
Our gross margin was 120 basis points in 2Q10, 15 basis points lower than in 2Q09. The recurring margin decreased six basis points, as the impact from the 12.8% increase in average assets under management exceeded the 5% increase in recurring revenues. The transaction-based margin decreased nine basis points, reflecting the 11% decrease in transaction-based revenues and the increase in average assets under management.

Compared to 1Q10, the gross margin was stable as the 2.9% increase in average assets under management was in line with the 2% increase in net revenues.
Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Statements of operations (CHF million)

Net revenues	2,516	2,464	2,501	2	1	4,980	4,870	2

Provision for credit losses	16	32	13	(50)	23	48	29	66

Total operating expenses	1,867	1,755	1,729	6	8	3,622	3,358	8

Income before taxes	633	677	759	(6)	(17)	1,310	1,483	(12)

Statement of operations metrics (%)

Cost/income ratio	74.2	71.2	69.1	–	–	72.7	69.0	–

Pre-tax income margin	25.2	27.5	30.3	–	–	26.3	30.5	–

Net revenues (CHF million)

Net interest income	974	921	936	6	4	1,895	1,879	1

Non-interest income	1,542	1,543	1,565	0	(1)	3,085	2,991	3

Net revenues	2,516	2,464	2,501	2	1	4,980	4,870	2

Net revenue detail (CHF million)

Recurring	1,897	1,877	1,805	1	5	3,774	3,630	4

Transaction-based	619	587	696	5	(11)	1,206	1,240	(3)

Net revenues	2,516	2,464	2,501	2	1	4,980	4,870	2

Average assets under management (CHF billion)

Average assets under management	837.0	813.6	742.2	2.9	12.8	825.3	725.6	13.7

Gross margin (annualized) (bp) [1]

Recurring	91	92	97	–	–	92	100	–

Transaction-based	29	29	38	–	–	29	34	–

Gross margin	120	121	135	–	–	121	134	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 11% from CHF 341 million to CHF 302 million
The decrease was mainly due to substantially lower margins on stable average loan and higher average deposit volumes.
QoQ: Up 3% from CHF 293 million to CHF 302 million
The increase mainly reflected slightly higher margins on slightly higher average loan volumes. Net interest income from deposits increased slightly, reflecting slightly lower margins on higher average deposit volumes.

Non-interest income
YoY: Up 59% from CHF 109 million to CHF 173 million
The increase included lower fair value losses of CHF 1 million on the Clock Finance transaction compared to losses of CHF 32 million in 2Q09. Excluding the fair value losses on the Clock Finance transaction, non-interest income increased 23%, mainly driven by higher management fees, other recurring commissions and fees, foreign exchange income from client transactions and product issuing fees.

QoQ: Up 21% from CHF 143 million to CHF 173 million
The increase included lower fair value losses on the Clock Finance transaction compared to CHF 12 million in 1Q10. Excluding the fair value losses on the Clock Finance transaction, non-interest income increased 12%, reflecting higher integrated solutions revenues, foreign exchange income from client transactions, product issuing fees and other recurring commissions and fees.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 81 basis points was six basis points below 2Q09, as net revenues increased 6%, while the average business volume increased 14.0%, mainly resulting from higher assets under management. Compared to 1Q10, the return on business volume increased four basis points, mainly reflecting a 9% increase in net revenues.

Excluding the fair value gains/(losses) on the Clock Finance transaction, return on business volume was 81 basis points in 2Q10, 79 basis points in 1Q10 and 94 basis points in 2Q09.
Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Statements of operations (CHF million)

Net revenues	475	436	450	9	6	911	959	(5)

Provision for credit losses	(13)	(13)	59	0	–	(26)	90	–

Total operating expenses	247	234	215	6	15	481	425	13

Income before taxes	241	215	176	12	37	456	444	3

Statement of operations metrics (%)

Cost/income ratio	52.0	53.7	47.8	–	–	52.8	44.3	–

Pre-tax income margin	50.7	49.3	39.1	–	–	50.1	46.3	–

Net revenue (CHF million)

Net interest income	302	293	341	3	(11)	595	687	(13)

Non-interest income	173	143	109	21	59	316	272	16

Net revenues	475	436	450	9	6	911	959	(5)

Net revenue detail (CHF million)

Recurring	407	393	434	4	(6)	800	875	(9)

Transaction-based	68	43	16	58	325	111	84	32

Net revenues	475	436	450	9	6	911	959	(5)

Average business volume (CHF billion)

Average business volume	234.7	226.2	205.9	3.8	14.0	230.4	203.3	13.3

Business volume (CHF billion)

Client assets	179.2	180.2	153.8	(1)	17	179.2	153.8	17

of which assets under management	120.3	120.9	101.1	0	19	120.3	101.1	19

of which commercial assets	52.8	52.7	47.7	0	11	52.8	47.7	11

of which custody assets	6.1	6.6	5.0	(8)	22	6.1	5.0	22

Net loans	51.5	51.0	52.3	1	(2)	51.5	52.3	(2)

Business volume	230.7	231.2	206.1	0	12	230.7	206.1	12

Return on business volume (annualized) (bp) [1]

Return on business volume	81	77	87	–	–	79	94	–

1 Net revenues divided by average business volume.

Investment Banking
In 2Q10, we reported income before taxes of CHF 784 million, net revenues of CHF 4,099 million and a pre-tax return on average utilized economic capital of 15.8%. Net revenues were impacted by volatile market conditions arising from sovereign debt concerns and regulatory uncertainty resulting in client risk aversion, reduced client activity across most businesses and lower fixed income sales and trading results. We had solid equity sales and trading results and resilient underwriting and advisory revenues, despite the challenging market conditions.

Results

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Statements of operations (CHF million)

Net revenues	4,099	5,216	6,011	(21)	(32)	9,315	12,453	(25)

Provision for credit losses	17	(69)	238	–	(93)	(52)	374	–

Compensation and benefits	2,014	2,324	2,746	(13)	(27)	4,338	5,653	(23)

General and administrative expenses	933	862	1,079	8	(14)	1,795	1,792	0

Commission expenses	351	305	293	15	20	656	565	16

Total other operating expenses	1,284	1,167	1,372	10	(6)	2,451	2,357	4

Total operating expenses	3,298	3,491	4,118	(6)	(20)	6,789	8,010	(15)

Income before taxes	784	1,794	1,655	(56)	(53)	2,578	4,069	(37)

Statement of operations metrics (%)

Cost/income ratio	80.5	66.9	68.5	–	–	72.9	64.3	–

Pre-tax income margin	19.1	34.4	27.5	–	–	27.7	32.7	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	20,663	19,481	20,908	6	(1)	20,047	21,251	(6)

Pre-tax return on average utilized economic capital (%) [1]	15.8	37.5	32.2	–	–	26.4	38.9	–

Number of employees (full-time equivalents)

Number of employees	20,600	20,000	18,800	3	10	20,600	18,800	10

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net revenue detail (CHF million)

Debt underwriting	461	452	236	2	95	913	419	118

Equity underwriting	215	219	301	(2)	(29)	434	375	16

Total underwriting	676	671	537	1	26	1,347	794	70

Advisory and other fees	312	216	166	44	88	528	357	48

Total underwriting and advisory	988	887	703	11	41	1,875	1,151	63

Fixed income sales and trading	1,438	2,662	3,140	(46)	(54)	4,100	7,162	(43)

Equity sales and trading	1,723	1,694	2,209	2	(22)	3,417	4,532	(25)

Total sales and trading	3,161	4,356	5,349	(27)	(41)	7,517	11,694	(36)

Other	(50)	(27)	(41)	85	22	(77)	(392)	(80)

Net revenues	4,099	5,216	6,011	(21)	(32)	9,315	12,453	(25)

Average one-day, 99% Value-at-Risk (CHF million) [1]

Interest rate & credit spread	127	130	182	(2)	(30)	128	189	(32)

Foreign exchange	22	9	25	144	(12)	15	25	(40)

Commodity	14	17	23	(18)	(39)	15	24	(38)

Equity	23	25	40	(8)	(43)	24	44	(45)

Diversification benefit	(69)	(77)	(122)	(10)	(43)	(71)	(105)	(32)

Average one-day, 99% Value-at-Risk	117	104	148	13	(21)	111	177	(37)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	153,053	151,895	151,362	1	1	153,053	151,362	1

Risk-weighted assets (USD)	141,933	144,312	139,177	(2)	2	141,933	139,177	2

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, 99% VaR measure has been revised. For further information on VaR and changes in VaR methodology, refer to IV – Treasury and Risk management – Risk management – Market risk. 2 Includes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital.

Business environment
The business environment in 2Q10 was challenging. Continued economic difficulties in Greece, Ireland, Portugal and Spain led to fears of contagion across the rest of Europe and questions about the strength of European banks, which weakened the euro. These concerns persisted even after the EU announced a significant bailout plan designed to assist the struggling euro zone countries. Global credit markets tightened during the quarter and unemployment continued to be high but other data points, including an increase in global manufacturing activity and a slight increase in consumer spending, indicated a continued, although weak, economic recovery.

Given the slow pace of the recovery, the Fed maintained its target for short-term interest rates near zero and continued to anticipate that economic conditions would warrant exceptionally low interest rates for an extended period. Similarly, the ECB kept short term-interest rates unchanged at a record low of 1% and the BoE signaled that it would not tighten monetary policy for at least a year.

During the quarter, the global regulatory landscape continued to evolve. Proposals to increase capital and liquidity requirements for financial institutions under the Basel framework gained momentum around the world. While the global regulations proposed are extensive and far-reaching, the final outcome and timing is uncertain, and it is widely anticipated that implementation would be gradual, potentially spanning several years. In the US, the Reform Act is expected to substantially overhaul the US financial regulatory system, addressing systemic risks to the nation’s financial stability, empower the Fed to supervise the largest and most complex financial companies and provide the government with the authority to seize and liquidate failing financial companies. The Reform Act includes extensive measures to regulate the derivatives market, including requirements for standardized derivatives to trade on exchanges and be routed through clearinghouses and non-standardized derivatives to be reported to central repositories. The Reform Act also imposes restrictions on proprietary trading and limits investments in hedge and private equity funds. For further information, refer to I – Credit Suisse results – Core Results – Regulatory proposals and developments.

Equity markets improved throughout April, but steadily declined during the rest of the quarter after a significant downgrade of the sovereign debt ratings for Greece and Portugal. Market volatility as indicated by the VIX more than doubled in May from 1Q10 levels, and despite declining in June, remained above 1Q10 levels. Credit spreads widened significantly. The US dollar strengthened against the British pound, the Swiss franc and the euro, which weakened to a fourteen-month low against the US dollar and weakened against the Japanese yen and the Chinese renminbi compared to 1Q10.

Equity trading volumes increased in the US and Europe compared to 1Q10. Fixed income trading volumes in the US increased slightly with an increase in government and corporate trading volumes and a decline in mortgage-backed and agency trading volumes. Fixed income trading volumes in Europe were down from 1Q10.

Global debt underwriting volumes decreased in 2Q10, primarily due to lower investment grade issuance. Global equity underwriting volumes declined from 1Q10 levels, primarily due to a high number of withdrawn or postponed IPOs. The US dollar volume of announced M&A declined while completed M&A increased in the quarter.

For further information, refer to I – Credit Suisse results – Operating environment.
Results overview
In 2Q10, income before taxes was CHF 784 million, compared to CHF 1,655 million in 2Q09 and CHF 1,794 million in 1Q10. Net revenues decreased to CHF 4,099 million from CHF 6,011 million in 2Q09 and CHF 5,216 million in 1Q10. Pre-tax return on average utilized economic capital was 15.8% in 2Q10, compared to 32.2% in 2Q09 and 37.5% in 1Q10.

Most of our businesses were adversely impacted by macro-economic issues triggered by the sovereign debt concerns in Europe and ongoing regulatory uncertainty, leading to client risk aversion, reduced client activity and market volatility. Revenues in 2Q10 declined due to weaker fixed income sales and trading revenues, but this decline was partially offset by solid equity sales and trading results, despite difficult market conditions, and resilient underwriting and advisory revenues, as market share gains largely mitigated the impact of an industry-wide decline in debt and equity issuance.

In 2Q10, fixed income sales and trading results were driven by solid revenues in our US RMBS trading, global rates and foreign exchange businesses despite the challenging market environment. Revenues in our credit businesses were adversely impacted by the difficult market conditions, including widening credit spreads. Revenues in our emerging markets trading and corporate lending businesses were adversely impacted by client risk aversion and widening credit spreads.

Equity sales and trading revenues were solid despite difficult market conditions and reduced client activity, reflecting sustained market share gains across most products. Revenues declined compared to a strong 2Q09, but increased slightly compared to 1Q10, and reflected strong revenues in cash equities and prime services and solid revenues in our derivatives business.

Our results also reflected fair value losses on Credit Suisse debt of CHF 62 million compared to net fair value losses of CHF 269 million in 2Q09 and fair value losses of CHF 59 million in 1Q10.
Compensation and benefits of CHF 2,014 million in 2Q10 were lower than 2Q09, primarily due to significantly lower performance-related compensation reflecting lower risk-adjusted profitability. Total other operating expenses decreased 6% from 2Q09, reflecting litigation charges of CHF 383 million in 2Q09. Excluding these litigation charges, total other operating expenses increased 30%, primarily reflecting higher IT investment costs and professional fees driven by the pending strategic acquisition of Fortis Bank Nederland’s prime fund solutions business and asset sales in businesses we are exiting. Compensation and benefits were lower than 1Q10, mainly due to lower performance-related compensation, reflecting lower risk-adjusted profitability. Total other operating expenses increased 10% from 1Q10, primarily reflecting the foreign exchange translation impact.

Risk-weighted assets of USD 142 billion decreased slightly compared to 1Q10. Average one-day, 99% risk management VaR of CHF 117 million increased 13% compared to 1Q10.
Results in 2Q10 were impacted by the strengthening of the average rate of the US dollar against the Swiss franc compared to 1Q10, which favorably affected revenues and adversely impacted expenses. In US dollars, net revenues and total operating expenses were 24% and 9% lower, respectively, compared to 1Q10. In 1Q10, revenues were adversely affected and expenses were favorably affected by the foreign exchange translation of the US dollar against the Swiss franc. For more information on foreign currency translation rates, refer to VI – Investor information.

During the quarter, we continued to execute our client-focused, capital-efficient strategy with continued focus on a disciplined alignment of capital and investment in high-returning client businesses. Our strategic investments during the quarter included entering into an agreement to acquire the prime fund solutions business from Fortis Bank Nederland, a global leader in hedge fund administration services. This acquisition is expected to close by year end and will further strengthen our prime services franchise by enabling us to offer a more complete product suite to our hedge fund clients. We maintained market share momentum across most products and regions and made significant progress in expanding our distribution capabilities in our securities business. In particular, we completed most of our planned sales hires in our fixed income flow businesses. In addition, we extended our strong position in equities, strengthened our advisory and underwriting franchises and continued to focus on growing our leading emerging markets platform.

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 19.1% in 2Q10, compared to 27.5% in 2Q09 and 34.4% in 1Q10.

Value-at-Risk
The average one-day, 99% risk management VaR was CHF 117 million in 2Q10, compared to CHF 148 million in 2Q09 and CHF 104 million in 1Q10. For further information on VaR and changes in VaR methodology, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital was 15.8% in 2Q10, compared to 32.2% in 2Q09 and 37.5% in 1Q10.
Risk-weighted assets
Risk-weighted assets decreased slightly to USD 142 billion compared to 1Q10 driven by a decrease in our risk-weighted assets in exit businesses, which were USD 15 billion as of the end of 2Q10. We will continue to reallocate capital from our exit businesses to support growth in client-focused businesses.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including CNH Global N.V. (Dutch agricultural and construction equipment manufacturer), Freescale Semiconductor Inc. (US semiconductor manufacturer), Reynolds Group Holdings Ltd (New Zealand consumer products manufacturer), Spectrum Brands, Inc. (US consumer products company) and Ziggo Bond Company BV (Dutch cable television operator).

– Equity capital markets: We executed IPOs for Chr. Hansen Holding A/S (Danish food ingredients company) and Sunway Real Estate Investment Trust (Malaysian real estate investment trust), a rights issue and follow-on offering for The Governor and Company of The Bank of Ireland (Irish bank) and follow-on offerings for PPL Corporation (US energy and utility holding company) and The PMI Group, Inc. (US residential mortgage insurance company).

– Mergers and acquisitions: We advised on a number of key transactions, including the sale by AXA Group (French insurance company) of part of its UK life and savings operations to Resolution Ltd (UK financial services restructuring firm), the sale by ConocoPhillips (US energy company) of its interest in Syncrude Canada Ltd (Canadian oil company) to Sinopec International Petroleum Exploration and Production Company (Chinese oil and gas producer), the acquisition by PPL Corporation (US energy and utility holding company) of E.ON U.S. LLC (US diversified energy services company), the acquisition by Qatar Holdings LLC (Qatar government investment holding company) of Harrods Ltd (UK department store operator) and the acquisition by Silver Lake (global private investment firm) and Warburg Pincus (global private equity firm) of Interactive Data Corporation (US financial information provider).

Industry awards
– Awarded “Best Global Bank” and “Best Emerging Markets Investment Bank” by Euromoney. We also received fourteen regional and country awards in EMEA, Asia-Pacific, Latin America and Switzerland, underscoring the depth and breadth of our global footprint. Strengths highlighted included our strong capital position, credit rating and notable performances in Investment Banking and Private Banking.

– Ranked number two in The Wall Street Journal’s “Best on the Street” analyst survey, moving up from tenth place last year, demonstrating the continuing momentum of our equity research franchise.
– Ranked second in Forbes’ top-ranked stock analysts survey. The awards are based on the number of individual Blue Chip awards won, as tabulated by Zacks Investment Research.
– Awarded “Deals of the Year” by The Banker in financial institutions capital raising in Africa (Standard Bank), equities and structured finance in America (Santander Brazil and American General), equities in Asia-Pacific (China Pacific Insurance), corporate bonds in Europe (Roche Holding) and SSA bonds in the Middle East (government of Qatar).

– Ranked number one for the second consecutive year in the 2010 Global Custodian’s Prime Brokerage survey, earning more “Best in Class” awards than any bank. Among the clients surveyed for the 17th annual survey, Credit Suisse emerged as a leader in scores awarded for reputation. We also ranked number one in the global league tables, as well as number one for funds with USD 5 billion to USD 10 billion of assets under management and funds with over USD 10 billion of assets under management.

– Awarded “Best Foreign Investment Bank for 2009” by Korea’s Money Today.
– Awarded “Best Fund-Linked House” in FinanceAsia’s 2009 Structured Products Awards. Awarded “Best Foreign Investment Bank” in Indonesia, Taiwan and Vietnam in FinanceAsia’s Country Awards for Achievement 2010.

– Awarded “Best Overall Provider for Structured Equity Products” in Asiamoney’s 2010 Structured Products Poll.
– Awarded “Best FX Options” in Profit & Loss’ digital FX awards for our Merlin FX options platform. This is the third consecutive year that Merlin has been recognized for outstanding achievement by Profit & Loss, winning “Best FX Options” platform in 2008 and the “P&L Innovation” award in 2009.

Market share momentum
– Our overall prime brokerage market share ranking in Europe improved from number two to number one in EuroHedge’s Annual Prime Brokerage Survey. According to the survey, Credit Suisse Prime Services has a 15% market share in the region based on assets and was one of two firms to show asset growth over the past year. We were also ranked number one in macro, fixed income and futures strategies based on assets.

– We made significant progress in Euromoney’s 2010 FX Survey. Our overall market share ranking improved to eighth, and we registered the largest market share increase among the top ten banks. We were also named the “Most Improved Market Share by region” in North America, ranked sixth in Western Europe and in the top three in “Most Improved Market Share by institution” for banks.

– Ranked fourth in Risk magazine’s 2010 Institutional Investors Ranking of derivative providers, moving up six positions from last year. We were the most improved dealer and increased our rankings in six of the nine “overall” fixed income categories. In Swiss francs, we ranked number one in interest rate swaps, interest rate options and forward rate agreements. We also ranked first in all US dollar/Swiss franc currency categories.

– Credit Suisse ranked number one in terms of market share in global cash products in a recent survey conducted by a leading market share analysis provider.
– We were recognized for our leading Asian equities client trading and execution services by US Institutions in a recent survey conducted by Greenwich Associates. The survey ranked Credit Suisse number one in “Overall Trading Penetration”, “Sales Trading Capability”, “Electronic Trading Penetration” and “Program Trading Penetration” for Asia (ex-Japan). We were also ranked number two for “Overall Trading Penetration” and “Sales Trading Capability” and number one for “Electronic Trading Penetration” and “Program Trading Penetration” in Japan.

– We advanced to the top five globally and number two in the Americas for announced M&A by Thomson for 6M10.
– We advanced to the top three for global high yield underwriting and top five globally for investment grade underwriting by Thomson for 6M10.
– We advanced to the top five in global investment banking revenues by Dealogic for 6M10.
Results detail
The following provides a comparison of our 2Q10 results versus 2Q09 (YoY) and versus 1Q10 (QoQ).
Net revenues
Debt underwriting
YoY: Up 95% from CHF 236 million to CHF 461 million
The increase was primarily due to stronger results in leveraged finance revenues, which reflected an increase in industry-wide high yield issuance volumes and an increase in high yield market share. These results were partially offset by lower revenues from investment grade debt issuance, driven by a significant decline in industry-wide issuance volumes.

QoQ: Up 2% from CHF 452 million to CHF 461 million
The increase reflected higher leveraged finance revenues despite lower industry-wide high yield issuance volumes, reflecting an increase in high yield market share and higher revenues from asset-backed securities (ABS). These results were mostly offset by lower revenues from investment grade debt issuance driven by lower industry-wide issuance volumes. In US dollar terms, revenues declined slightly.

Equity underwriting
YoY: Down 29% from CHF 301 million to CHF 215 million
The decrease was in line with significantly lower levels of industry-wide equity issuance volumes, particularly follow-on offerings, partially offset by an increase in our IPO market share. IPO issuance was at extremely low levels in both periods.

QoQ: Down 2% from CHF 219 million to CHF 215 million
The decrease was driven by slightly lower levels of industry-wide equity issuance volumes across IPOs, follow-on offerings and convertibles.
Advisory and other fees
YoY: Up 88% from CHF 166 million to CHF 312 million
The increase was due to higher M&A fees driven by a significant increase in industry-wide completed M&A activity and completed M&A market share.
QoQ: Up 44% from CHF 216 million to CHF 312 million
The increase reflected higher M&A fees driven by an increase in industry-wide completed M&A activity and completed M&A market share, partially offset by a decline in other advisory fees.
Fixed income sales and trading
YoY: Down 54% from CHF 3,140 million to CHF 1,438 million
The decrease reflected significantly lower revenues in our credit businesses, including leveraged finance and high grade trading, which were adversely impacted by market conditions triggered by sovereign debt concerns, regulatory uncertainty and widening credit spreads. In addition, we had significantly lower revenues in global rates, especially in our European rates business, compared to a strong 2Q09. Revenues in our emerging markets trading and corporate lending business were also lower compared to 2Q09 as a result of client risk aversion and widening credit spreads during the quarter. Revenues in our global foreign exchange business, although lower than 2Q09, were solid, driven by strong growth in electronic volumes. These results were partially offset by significantly lower losses of CHF 0.2 billion in our exit businesses, compared to losses of CHF 0.6 billion in 2Q09, and continued strong results in our US RMBS trading business as improved non-agency revenues offset a decline in agency revenues. Our results included fair value losses on Credit Suisse debt of CHF 56 million compared to net fair value losses of CHF 242 million in 2Q09.

QoQ: Down 46% from CHF 2,662 million to CHF 1,438 million
The decrease reflected lower revenues across most businesses, including leveraged finance trading, high grade trading, US RMBS trading, corporate lending and emerging markets trading businesses. Revenues in our non-agency RMBS business, although strong, were lower compared to 1Q10, which benefited from strong market activity and client demand. We also had solid results in our global rates business, although slightly lower than 1Q10. We had higher losses in our exit businesses, primarily driven by net valuation reductions in commercial mortgage-backed securities (CMBS) compared to minimal net valuation reductions in 1Q10. These results were partially offset by revenues in our commodities business compared to small losses in 1Q10, smaller losses in our fixed income trading arbitrage business and higher revenues in our foreign exchange business.

Equity sales and trading
YoY: Down 22% from CHF 2,209 million to CHF 1,723 million
The decrease was driven by lower revenues in our cash equities business, which although solid, were weaker compared to a strong 2Q09, and lower revenues in equity arbitrage trading. We also had lower revenues in our convertibles business. Revenues in our derivatives business, while solid across all products and regions, were lower compared to 2Q09. We had strong revenues in our prime services business reflecting higher client balances and market share despite continued low levels of hedge fund leverage and activity, and higher revenues from fund-linked products. Our results included fair value losses on Credit Suisse debt of CHF 6 million compared to net fair value losses of CHF 27 million on Credit Suisse debt in 2Q09.

QoQ: Up 2% from CHF 1,694 million to CHF 1,723 million
The increase was driven by the strong revenues in our prime services business. We also had higher revenues from fund-linked products and resilient revenues in our cash equities business, including higher revenues from electronic trading. These results were offset by lower revenues in our equity derivatives business compared to a strong 1Q10, as well as lower revenues in convertibles. In US dollar terms, revenues declined slightly.

Provision for credit losses
YoY: Down 93% from CHF 238 million to CHF 17 million
The decrease was due to provisions in 2Q09 against loans to a single borrower in our emerging markets business, lower provisions in 2Q10 against a guarantee provided in a prior year to a third-party bank compared to 2Q09 and releases and recoveries in 2Q10.

QoQ: From CHF (69) million to CHF 17 million
The increase was due to provisions in 2Q10 against a guarantee provided in a prior year to a third-party bank compared to a release in 1Q10, as well as slightly lower releases and recoveries in 2Q10.
Operating expenses
Compensation and benefits
YoY: Down 27% from CHF 2,746 million to CHF 2,014 million
The decrease was due to significantly lower performance-related compensation, reflecting lower risk-adjusted profitability, partially offset by an increase in salary expense reflecting higher base salaries and increased headcount and higher deferred compensation from prior-year awards.

QoQ: Down 13% from CHF 2,324 million to CHF 2,014 million
The decrease was mainly due to lower performance-related compensation, reflecting lower risk-adjusted profitability, partly offset by higher social security taxes on share award deliveries and higher salary expense reflecting increased headcount.

General and administrative expenses
YoY: Down 14% from CHF 1,079 million to CHF 933 million
The decrease reflected litigation charges of CHF 383 million in 2Q09, of which CHF 344 million related to the settlement of litigation with Huntsman. Excluding these litigation charges, expenses increased 34%, primarily reflecting higher IT investment costs, professional fees relating to the pending acquisition of Fortis Bank’s prime fund solutions business and to asset sales in businesses we are exiting, and expenses relating to travel and entertainment, recruitment and advertising, driven by an increase in client-related business activity.

QoQ: Up 8% from CHF 862 million to CHF 933 million
The increase reflected the foreign exchange translation impact, the higher IT investment costs, the higher professional fees and recruitment expenses, mostly offset by a decrease in litigation and expense provisions. 1Q10 included non-income tax refunds.

Personnel
Headcount at the end of 2Q10 was 20,600, up 600 from 1Q10 driven by an increase in IT professionals, the expansion of our sales force in fixed income, strategic hires across geographies in our underwriting and advisory businesses and additional headcount in prime services and cash equities.

Asset Management
In 2Q10, we recorded income before taxes of CHF 22 million. We had investment-related gains of CHF 46 million and gains of CHF 36 million from the sale of the remaining securities purchased from our money market funds. We recorded net new assets of CHF 1.3 billion despite difficult market conditions, maintaining a positive trend in asset inflows over the past four quarters.

Results

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Statements of operations (CHF million)

Net revenues	502	631	434	(20)	16	1,133	440	158

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	289	282	223	2	30	571	540	6

General and administrative expenses	148	138	127	7	17	286	274	4

Commission expenses	43	45	29	(4)	48	88	61	44

Total other operating expenses	191	183	156	4	22	374	335	12

Total operating expenses	480	465	379	3	27	945	875	8

Income/(loss) before taxes	22	166	55	(87)	(60)	188	(435)	–

Statement of operations metrics (%)

Cost/income ratio	95.6	73.7	87.3	–	–	83.4	198.9	–

Pre-tax income margin	4.4	26.3	12.7	–	–	16.6	(98.9)	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,563	3,382	3,459	5	3	3,491	3,466	1

Pre-tax return on average utilized economic capital (%) [1]	3.5	20.7	7.4	–	–	11.8	(23.9)	–

Number of employees (full-time equivalents)

Number of employees	2,800	2,900	3,200	(3)	(13)	2,800	3,200	(13)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net revenue detail by type (CHF million)

Asset management fees	360	361	341	0	6	721	672	7

Placement, transaction and other fees	43	37	32	16	34	80	65	23

Performance fees and carried interest	3	16	37	(81)	(92)	19	26	(27)

Equity participations	23	(9)	35	–	(34)	14	43	(67)

Investment-related gains/(losses)	46	126	(28)	(63)	–	172	(415)	–

Other revenues [1]	27	100	17	(73)	59	127	49	159

Net revenues	502	631	434	(20)	16	1,133	440	158

Net revenue detail by investment strategies (CHF million)

Alternative investments	251	232	232	8	8	483	428	13

Traditional investments	137	144	124	(5)	10	281	262	7

Diversified investments [2]	36	16	42	125	(14)	52	63	(17)

Other [3]	32	113	64	(72)	(50)	145	102	42

Net revenues before investment-related gains/(losses)	456	505	462	(10)	(1)	961	855	12

Investment-related gains/(losses)	46	126	(28)	(63)	–	172	(415)	–

Net revenues	502	631	434	(20)	16	1,133	440	158

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [4]	37	39	40	–	–	38	37	–

1 Includes realized and unrealized gains/(losses) on securities purchased from our money market funds and from client securities lending portfolios and allocated funding costs. 2 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 3 Includes primarily realized and unrealized gains/(losses) on securities purchased from our money market funds and from client securities lending portfolios. 4 Asset management fees, placement, transaction and other fees, performance fees and carried interest divided by average assets under management.

Business environment
The operating environment was mixed in 2Q10, as the European sovereign debt crisis and the related adverse impact on the euro and regulatory uncertainty, overshadowed the signs of a continued, though weak, global economic recovery. Overall, capital markets were volatile, with equity markets falling globally. US fixed income was among the best performing asset classes as investors sought the safety of the US dollar and reduced risk. Hedge funds posted a negative absolute performance, as the Dow Jones Credit Suisse Hedge Fund Index fell 2.4%, but outperformed equity markets.

Bond funds continued to attract the majority of net new assets, while flows into balanced and equity products were mixed. Fundraising for illiquid products remained challenging during the quarter.
For further information, refer to I – Credit Suisse results – Operating environment and Core Results – Regulatory proposals and developments.
Results overview
In 2Q10, income before taxes was CHF 22 million, compared to income before taxes of CHF 55 million in 2Q09. Net revenues of CHF 502 million were up CHF 68 million, including investment-related gains compared to losses in 2Q09. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) were CHF 420 million, stable compared to 2Q09. Fee revenues were stable compared to 2Q09, as higher asset management, placement, transaction and other fees were offset by lower performance fees and carried interest. Asset management fees of CHF 360 million were up 6%, primarily reflecting higher average assets under management in alternative investments and multi-asset class solutions. Average assets under management increased 6.5% compared to 2Q09. Placement, transaction and other fees were up 34%. Performance fees and carried interest were down significantly, primarily due to lower semi-annual performance fees from Hedging-Griffo as a result of challenging market conditions. Equity participations revenues were down, mainly due to gains of CHF 21 million in 2Q09 as a result of the closing of the first part of the Aberdeen transaction. Investment-related gains were CHF 46 million, compared to losses of CHF 28 million in 2Q09. Other revenues increased CHF 10 million, reflecting lower allocated funding costs and gains from the sale of non-core businesses in Australia, partially offset by slightly lower gains from securities purchased from our money market funds.

Total operating expenses of CHF 480 million increased 27% compared to 2Q09, due to higher compensation and benefits, general and administrative expenses and commission expenses. The increase in compensation and benefits was mainly due to higher deferred compensation from prior-year awards and increased base salaries, partially offset by lower performance-based compensation. The increase in general and administrative expenses was mainly due to higher professional fees and other costs relating to strategic and restructuring projects.

Compared to 1Q10, income before taxes was down CHF 144 million. Net revenues were down CHF 129 million, primarily reflecting lower investment-related gains and significantly lower gains from securities purchased from our money market funds, which were CHF 107 million in 1Q10. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) increased 6%, mainly from higher revenues from equity participations, reflecting the 1Q10 losses from the reduction in our ownership interest in Aberdeen due to an issuance of shares by Aberdeen. Average assets under management increased 3.4% compared to 1Q10. Total operating expenses increased 3%, mainly due to higher general and administrative expenses and slightly higher compensation and benefits.

Assets under management were CHF 423.0 billion, down 2.6% compared to 1Q10, primarily due to negative market performance and adverse foreign exchange-related movements. Net new assets of CHF 1.3 billion included net inflows of CHF 1.1 billion in alternative investments, including inflows in private equity, exchange-traded funds (ETFs) and hedge funds, and inflows of CHF 0.2 billion in traditional investments, mainly in our Swiss advisory business. Compared to 2Q09, assets under management were up 3.0%, primarily reflecting positive market performance and net new assets, partially offset by the transfer of the managed lending business to Investment Banking, the sale of two joint ventures in 4Q09 and adverse foreign exchange-related movements.

As of the end of 2Q10, we had fully liquidated our balance sheet exposure to securities purchased from our money market funds.
Since the end of 2Q09, our principal investments balance included new investments in private equity and hedge funds and unrealized gains.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax income margin was 4.4% in 2Q10, compared to 12.7% in 2Q09 and 26.3% in 1Q10.

Net new asset growth rate
In 2Q10, the rolling four-quarter average growth rate was 5.0%, compared to negative 8.4% in 2Q09 and 3.7% in 1Q10. The annualized quarterly growth rate was 1.2% in 2Q10, compared to negative 4.0% in 2Q09 and 10.8% in 1Q10.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees and performance fees and carried interest divided by average assets under management, was 37 basis points in 2Q10, compared to 40 basis points in 2Q09 and 39 basis points in 1Q10.

Assets under management - Asset Management

	in / end of			% change		in / end of		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Assets under management (CHF billion)

Alternative investments	183.6	186.0	158.2	(1.3)	16.1	183.6	158.2	16.1

of which hedge funds	18.1	17.8	15.7	1.7	15.3	18.1	15.7	15.3

of which private equity	34.7	33.6	33.8	3.3	2.7	34.7	33.8	2.7

of which real estate & commodities	41.2	42.2	37.5	(2.4)	9.9	41.2	37.5	9.9

of which credit	19.8	19.8	16.9	0.0	17.2	19.8	16.9	17.2

of which ETF	11.6	11.9	6.7	(2.5)	73.1	11.6	6.7	73.1

of which index strategies	52.3	54.5	41.7	(4.0)	25.4	52.3	41.7	25.4

of which other	5.9	6.2	5.9	(4.8)	0.0	5.9	5.9	0.0

Traditional investments	238.5	247.2	227.0	(3.5)	5.1	238.5	227.0	5.1

of which multi-asset class solutions	133.8	140.2	132.3	(4.6)	1.1	133.8	132.3	1.1

of which fixed income & equities	36.2	37.0	33.4	(2.2)	8.4	36.2	33.4	8.4

of which Swiss advisory	68.5	70.0	61.3	(2.1)	11.7	68.5	61.3	11.7

Diversified investments	0.9	1.0	7.7	(10.0)	(88.3)	0.9	7.7	(88.3)

Other	0.0	0.0	17.8	–	(100.0)	0.0	17.8	(100.0)

Assets under management	423.0	434.2	410.7	(2.6)	3.0	423.0	410.7	3.0

Average assets under management (CHF billion)

Average assets under management	437.1	422.9	410.3	3.4	6.5	430.0	412.0	4.4

Assets under management by currency (CHF billion)

USD	101.3	100.1	107.1	1.2	(5.4)	101.3	107.1	(5.4)

EUR	59.1	62.9	54.5	(6.0)	8.4	59.1	54.5	8.4

CHF	243.3	249.9	224.0	(2.6)	8.6	243.3	224.0	8.6

Other	19.3	21.3	25.1	(9.4)	(23.1)	19.3	25.1	(23.1)

Assets under management	423.0	434.2	410.7	(2.6)	3.0	423.0	410.7	3.0

Growth in assets under management (CHF billion)

Net new assets	1.3	11.2	(4.1)	–	–	12.5	(7.6)	–

Other effects	(12.5)	7.0	9.1	–	–	(5.5)	6.8	–

of which market movements	(8.5)	5.6	18.3	–	–	(2.9)	5.4	–

of which currency	(3.0)	(0.8)	(3.2)	–	–	(3.8)	7.3	–

of which other	(1.0)	2.2	(6.0)	–	–	1.2	(5.9)	–

Growth in assets under management	(11.2)	18.2	5.0	–	–	7.0	(0.8)	–

Growth in assets under management (annualized) (%)

Net new assets	1.2	10.8	(4.0)	–	–	6.0	(3.7)	–

Other effects	(11.5)	6.7	9.0	–	–	(2.6)	3.3	–

Growth in assets under management	(10.3)	17.5	5.0	–	–	3.4	(0.4)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.0	3.7	(8.4)	–	–	–	–	–

Other effects	(2.0)	3.3	(11.6)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	3.0	7.0	(20.0)	–	–	–	–	–

Principal investments (CHF billion)

Principal investments [1]	3.9	3.9	3.7	0.0	5.4	3.9	3.7	5.4

1 Includes primarily private equity investments.

Initiatives and achievements
– We have driven growth in our business through the expansion of our ETF platform with the launch of our S&P 500 ETF on the SIX Swiss Exchange, Xetra in Germany and the Borsa Italiana in Italy, rebranding certain products such as Credit Suisse/Tremont to the Dow Jones Credit Suisse Hedge Fund Indexes, launching new product lines and gathering net new assets. Also, we have rebranded our Xmtch range of products to Credit Suisse ETF as part of our plans to become a leading European ETF provider.

– We continued to drive efficiency across all platforms by restructuring unprofitable businesses to focus on core businesses in alternative investments, multi-asset class solutions and our Swiss platform. We took action to spinoff our real estate private equity fund and our credit hedge fund Candlewood Investments (in which we reduced our principal investment), and sold our Australian property and credit funds.

– We had continued wins with major institutional mandates in private equity fund of funds and insurance-linked hedge funds platform.
Results detail
The following provides a comparison of our 2Q10 results versus 2Q09 (YoY) and versus 1Q10 (QoQ).
Net revenues
Asset management fees
YoY: Up 6% from CHF 341 million to CHF 360 million
The increase mainly reflected higher fees from alternative investments, which increased primarily due to higher fees from index strategies and our business in Brazil from higher average assets under management, partially offset by a slight decrease in private equity fees. Traditional investments increased slightly, as higher fees from multi-asset class solutions and fixed income & equities were mostly offset by lower fees from Swiss advisory.

QoQ: Stable at CHF 360 million
Asset management fees were stable, as higher fees from alternative investments were offset by lower fees from diversified investments and traditional investments. Higher alternative investments fees were mainly from our business in Brazil, hedge funds and ETFs, reflecting higher average assets under management, partially offset by slightly lower fees from private equity and credit strategies. Diversified investments decreased due to lower fees from fund administration services. Traditional investments were down, reflecting a decrease in multi-asset class solutions.

Placement, transaction and other fees
YoY: Up 34% from CHF 32 million to CHF 43 million
The increase was mainly due to higher fees in alternative investments, reflecting higher transaction fees, primarily in real estate, and placement fees from private equity.
QoQ: Up 16% from CHF 37 million to CHF 43 million
The increase was mainly due to higher fees in alternative investments from transaction fees in real estate and from Credit Suisse (Brazil) and placement fees from private equity.
Performance fees and carried interest
YoY: Down 92% from CHF 37 million to CHF 3 million
The decrease was mainly due to lower semi-annual performance fees in alternative investments from Hedging-Griffo and a claw-back of performance fees in diversified investments relating to management of the Partner Asset Facility (PAF), reflecting difficult market conditions.

QoQ: Down 81% from CHF 16 million to CHF 3 million
The decrease was mainly due to lower fees from diversified strategies, relating to management of the PAF, and alternative investments, primarily hedge funds and credit strategies, reflecting the challenging market conditions, partially offset by slightly higher fees from private equity.

Equity participations
YoY: Down 34% from CHF 35 million to CHF 23 million
The decrease was mainly due to lower revenues from diversified investments, reflecting the gains of CHF 21 million in 2Q09 from the closing of the first part of the Aberdeen transaction, partially offset by income in 2Q10 from our investment in Aberdeen.

QoQ: Up from CHF (9) million to CHF 23 million
The increase was mainly due to higher revenues from diversified investments, reflecting the loss recorded in 1Q10 for the reduction of our ownership interest in Aberdeen due to an issuance of shares by Aberdeen, and slightly higher income in 2Q10 from our equity investments in alternative investments and diversified investments, including Aberdeen.

Investment-related gains/(losses)
YoY: Up from CHF (28) million to CHF 46 million
In 2Q10, we had unrealized gains in private equity investments, mainly in the energy and industrial sectors, and in credit-related investments, partially offset by unrealized losses in private equity, mainly in public investments in the technology sector. In 2Q09, we had unrealized losses in private equity investments, mainly in the real estate, utilities and financial services sectors, partially offset by unrealized gains in credit-related investments and private equity investments in the commodities sector.

QoQ: Down 63% from CHF 126 million to CHF 46 million
In 2Q10, we had unrealized gains in private equity investments, mainly in the energy and industrial sectors, and in credit-related investments, partially offset by unrealized losses in private equity, mainly in public investments in the technology sector. In 1Q10, we had unrealized gains in private equity investments, mainly in the energy, technology and commodity sectors, and in credit-related investments.

Operating expenses
Compensation and benefits
YoY: Up 30% from CHF 223 million to CHF 289 million
The increase was mainly due to higher deferred compensation from prior-year awards and increased base salaries, partially offset by lower performance-based compensation.
QoQ: Up 2% from CHF 282 million to CHF 289 million
The increase was mainly due to higher deferred compensation, partially offset by a slight decrease in performance-related compensation.
General and administrative expenses
YoY: Up 17% from CHF 127 million to CHF 148 million
The increase was mainly due to higher professional fees and other costs relating to strategic and restructuring projects, including the transfer of the Luxembourg fund administration to Private Banking, partially offset by lower litigation provisions.

QoQ: Up 7% from CHF 138 million to CHF 148 million
The increase was mainly due to the higher professional fees, as most other expense categories were stable or lower.
Personnel
In 2Q10, headcount was 2,800, down 100 from 1Q10 and down 400 from 2Q09, mainly reflecting the transfer of the Luxembourg fund administration to Private Banking in 1Q10.
Overview of results and assets under management
Results
Assets under management
Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	2Q10	1Q10	2Q09	2Q10	1Q10	2Q09	2Q10	1Q10	2Q09	2Q10		1Q10		2Q09		2Q10	1Q10	2Q09		2Q10	1Q10	2Q09	2Q10	1Q10	2Q09

Statements of operations (CHF million)

Net revenues	2,991	2,900	2,951	4,099	5,216	6,011	502	631	434	828		214		(786)		8,420	8,961	8,610		119	52	(7)	8,539	9,013	8,603

Provision for credit losses	3	19	72	17	(69)	238	0	0	0	0		0		0		20	(50)	310		0	0	0	20	(50)	310

Compensation and benefits	1,214	1,183	1,156	2,014	2,324	2,746	289	282	223	465		102		220		3,982	3,891	4,345		(2)	2	20	3,980	3,893	4,365

General and administrative expenses	728	638	633	933	862	1,079	148	138	127	234		28		50		2,043	1,666	1,889		18	9	30	2,061	1,675	1,919

Commission expenses	172	168	155	351	305	293	43	45	29	3		2		25		569	520	502		0	0	0	569	520	502

Total other operating expenses	900	806	788	1,284	1,167	1,372	191	183	156	237		30		75		2,612	2,186	2,391		18	9	30	2,630	2,195	2,421

Total operating expenses	2,114	1,989	1,944	3,298	3,491	4,118	480	465	379	702		132		295		6,594	6,077	6,736		16	11	50	6,610	6,088	6,786

Income/(loss) from continuing operations before taxes	874	892	935	784	1,794	1,655	22	166	55	126		82		(1,081)		1,806	2,934	1,564		103	41	(57)	1,909	2,975	1,507

Income tax expense	–	–	–	–	–	–	–	–	–	–		–		–		187	839	(34)		0	0	0	187	839	(34)

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		1,619	2,095	1,598		103	41	(57)	1,722	2,136	1,541

Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		0	(19)	13		0	0	0	0	(19)	13

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		1,619	2,076	1,611		103	41	(57)	1,722	2,117	1,554

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		26	21	40		103	41	(57)	129	62	(17)

Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		1,593	2,055	1,571		–	–	–	1,593	2,055	1,571

Statement of operations metrics (%)

Cost/income ratio	70.7	68.6	65.9	80.5	66.9	68.5	95.6	73.7	87.3	–		–		–		78.3	67.8	78.2		–	–	–	77.4	67.5	78.9

Pre-tax income margin	29.2	30.8	31.7	19.1	34.4	27.5	4.4	26.3	12.7	–		–		–		21.4	32.7	18.2		–	–	–	22.4	33.0	17.5

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		10.4	28.6	(2.2)		–	–	–	9.8	28.2	(2.3)

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		19.2	23.4	18.6		–	–	–	20.2	23.7	17.9

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		18.9	22.9	18.2		–	–	–	18.7	22.8	18.3

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,388	6,976	7,104	20,663	19,481	20,908	3,563	3,382	3,459	1,050	[2]	1,253	[2]	(835)	[2]	32,650	31,077	30,622		–	–	–	32,650	31,077	30,622

Pre-tax return on average utilized economic capital (%) [3]	47.7	51.5	53.0	15.8	37.5	32.2	3.5	20.7	7.4	–		–		–		22.8	38.4	21.0		–	–	–	24.0	38.9	20.3

Balance sheet statistics (CHF million)

Total assets	351,009	345,083	367,693	905,208	849,187	883,014	28,519	29,533	16,557	(156,232)	[4]	(159,790)	[4]	(188,171)	[4]	1,128,504	1,064,013	1,079,093		9,444	9,790	13,811	1,137,948	1,073,803	1,092,904

Net loans	181,294	177,776	175,878	45,919	50,933	67,278	–	–	–	(8)		32		35		227,205	228,741	243,191		–	–	–	227,205	228,741	243,191

Goodwill	789	785	804	7,096	6,955	7,141	1,697	1,659	1,664	–		–		–		9,582	9,399	9,609		–	–	–	9,582	9,399	9,609

Number of employees (full-time equivalents)

Number of employees	24,900	24,600	24,000	20,600	20,000	18,800	2,800	2,900	3,200	900		800		700		49,200	48,300	46,700		–	–	–	49,200	48,300	46,700

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without significant economic interest. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 2Q10, assets under management were CHF 1,242.6 billion, down CHF 28.3 billion, or 2.2%, compared to the end of 1Q10. The decrease reflected negative market performance and adverse foreign exchange-related movements, partially offset by net new assets. Compared to the end of 2Q09, assets under management from continuing operations were up CHF 67.4 billion, or 5.7%. The increase reflected favorable market performance and net new assets in both Private Banking and Asset Management, partially offset by adverse foreign exchange-related movements and other effects, primarily in Asset Management, reflecting the transfer of the managed lending business to Investment Banking and the sale of two joint ventures in 4Q09.

In Private Banking, assets under management were CHF 925.6 billion, down CHF 20.1 billion, or 2.1%, compared to the end of 1Q10, and up CHF 63.4 billion, or 7.4%, compared to the end of 2Q09. In Asset Management, assets under management were CHF 423.0 billion, down CHF 11.2 billion, or 2.6%, compared to the end of 1Q10, and up CHF 12.3 billion, or 3.0%, compared to the end of 2Q09.

For further information, refer to II – Results by division – Private Banking and – Asset Management and Note 35 – Assets under management in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Assets under management and client assets

	end of					% change

	2Q10	1Q10	4Q09	2Q09		QoQ	Ytd	YoY

Assets under management (CHF billion)

Private Banking	925.6	945.7	914.9	862.2		(2.1)	1.2	7.4

Asset Management	423.0	434.2	416.0	410.7		(2.6)	1.7	3.0

Assets managed by Asset Management for Private Banking clients	(106.0)	(109.0)	(101.9)	(97.7)		(2.8)	4.0	8.5

Assets under management from continuing operations	1,242.6	1,270.9	1,229.0	1,175.2		(2.2)	1.1	5.7

of which discretionary assets	426.2	438.4	422.3	420.0		(2.8)	0.9	1.5

of which advisory assets	816.4	832.5	806.7	755.2		(1.9)	1.2	8.1

Discontinued operations	0.0	0.0	0.0	56.8	[1]	–	–	(100.0)

Assets under management	1,242.6	1,270.9	1,229.0	1,232.0		(2.2)	1.1	0.9

Client assets (CHF billion)

Private Banking	1,074.5	1,095.0	1,063.4	997.1		(1.9)	1.0	7.8

Asset Management	450.1	465.2	444.7	435.6		(3.2)	1.2	3.3

Assets managed by Asset Management for Private Banking clients	(106.0)	(109.0)	(101.9)	(97.7)		(2.8)	4.0	8.5

Client assets from continuing operations	1,418.6	1,451.2	1,406.2	1,335.0		(2.2)	0.9	6.3

Discontinued operations	0.0	0.0	0.0	56.8	[1]	–	–	(100.0)

Client assets	1,418.6	1,451.2	1,406.2	1,391.8		(2.2)	0.9	1.9

1 Includes assets under management relating to the sale of part of our traditional investments business in Asset Management.

Growth in assets under management

in	2Q10	1Q10	2Q09	6M10	6M09

Growth in assets under management (CHF billion)

Private Banking	13.8	18.6	10.7	32.4	22.1

Asset Management	1.3	11.2	(4.1)	12.5	(7.6)

Assets managed by Asset Management for Private Banking clients	(0.6)	(3.8)	(0.4)	(4.4)	0.5

Net new assets	14.5	26.0	6.2	40.5	15.0

Private Banking	(33.9)	12.2	42.8	(21.7)	51.2

Asset Management	(12.5)	7.0	9.1	(5.5)	6.8

Assets managed by Asset Management for Private Banking clients	3.6	(3.3)	(4.6)	0.3	(3.9)

Other effects	(42.8)	15.9	47.3	(26.9)	54.1

Private Banking	(20.1)	30.8	53.5	10.7	73.3

Asset Management	(11.2)	18.2	5.0	7.0	(0.8)

Assets managed by Asset Management for Private Banking clients	3.0	(7.1)	(5.0)	(4.1)	(3.4)

Total growth in assets under management from continuing operations	(28.3)	41.9	53.5	13.6	69.1

Total growth in assets under management from discontinued operations [1]	0.0	0.0	(10.7)	0.0	(11.1)

Total growth in assets under management	(28.3)	41.9	42.8	13.6	58.0

Growth in assets under management (annualized) (%) [2]

Private Banking	5.8	8.1	5.3	7.1	5.6

Asset Management	1.2	10.8	(4.0)	6.0	(3.7)

Assets managed by Asset Management for Private Banking clients	2.2	14.9	1.7	8.6	(1.1)

Net new assets	4.6	8.5	2.2	6.6	2.7

Private Banking	(14.3)	5.3	21.2	(4.7)	13.0

Asset Management	(11.5)	6.7	9.0	(2.6)	3.3

Assets managed by Asset Management for Private Banking clients	(13.2)	13.0	19.8	(0.6)	8.3

Other effects	(13.5)	5.2	16.9	(4.4)	9.8

Private Banking	(8.5)	13.4	26.5	2.4	18.6

Asset Management	(10.3)	17.5	5.0	3.4	(0.4)

Assets managed by Asset Management for Private Banking clients	(11.0)	27.9	21.5	8.0	7.2

Total growth in assets under management	(8.9)	13.7	19.1	2.2	12.5

1 Includes assets under management relating to the sale of part of our traditional investments business in Asset Management. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	2Q10	1Q10	2Q09

Growth in net new assets (rolling four-quarter average) (%) [1]

Private Banking	6.0	6.0	4.2

Asset Management	5.0	3.7	(8.4)

Assets managed by Asset Management for Private Banking clients	2.8	2.7	(8.8)

Growth in net new assets	5.9	5.5	0.5

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 13.8 billion in 2Q10, including CHF 11.9 billion in Wealth Management Clients, with inflows in all regions, mainly EMEA and Asia Pacific. Asset Management recorded net new assets of CHF 1.3 billion, mainly in alternative investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 16.3% as of the end of 2Q10.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target.

The impact of a one, two or three notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 2.8 billion, CHF 5.0 billion and CHF 5.5 billion, respectively, and would not be material to our liquidity and funding planning. As of the end of 2Q10, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

The second quarter was characterized by increased concerns about the sustainability of public finances and the sovereign debt risk of a number of euro zone countries. This resulted in increased systemic stress in the financial markets which had an adverse impact on the capital markets and credit spreads. Notwithstanding the difficult capital markets, we were able to raise long-term funding in 2Q10 and maintained our funding target.

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 138 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 23% as of the end of 2Q10. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For further information, refer to the table “Balance sheet funding structure”.

Our core customer deposits totaled CHF 271 billion as of the end of 2Q10, an increase of 2% compared to 1Q10, primarily due to inflows of deposits. These deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. In 2Q10 our short-term debt increased to CHF 76 billion from CHF 58 billion in 1Q10, reflecting our measures to increase liquidity during the challenging markets. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities, was 28% as of the end of 2Q10, down slightly from 30% in 1Q10. The weighted average maturity of long-term debt was 6.4 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Debt issuances and redemptions
Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

In 2Q10, the Bank issued CHF 3.4 billion of senior debt with maturities ranging between two and ten years. The Bank also raised CHF 267 million in multiple tranches of covered bonds with maturities ranging between four and thirteen years. Senior debt of CHF 3.8 billion, subordinated debt of CHF 801 million and covered bonds of CHF 168 million matured.

Capital management
Our consolidated BIS tier 1 ratio was 16.3% as of the end of 2Q10, compared to 16.4% as of the end of 1Q10, reflecting increased RWAs partially offset by a higher capital base. Our core tier 1 ratio was 11.4% as of the end of 2Q10 compared to 11.3% in 1Q10.

In 2Q10, the Bank called EUR 250 million and CHF 150 million of hybrid tier 1 capital instruments.
Both the Group and the Bank are subject to BIS and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to adjusted average assets. Under these requirements we must maintain by 2013 a minimum leverage ratio of 3% at the Group and Bank consolidated level. The leverage ratios for the Group and Bank consolidated level as of the end of 2Q10 were 3.9% and 3.7%, respectively. The decline in the leverage ratios from the end of 1Q10 was due to the increase in adjusted average assets. The increase in adjusted average assets reflected the significant foreign exchange translation impact of the strengthening of the US dollar against the Swiss franc as of the end of April and May, as adjusted average assets are calculated as the average of the month-end values for the previous three calendar months.

Under FINMA requirements that impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling 12 month period, we had no backtesting exceptions in 2Q10 and consequently the market risk capital multipliers remained at the FINMA and BIS minimum levels. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Leverage ratio

	Group			Bank

end of	2Q10	1Q10	4Q09	2Q10	1Q10	4Q09

Tier 1 capital (CHF billion)

Tier 1 capital	38.0	37.5	36.2	35.9	36.5	34.7

Adjusted average assets (CHF billion) [1]

Average assets	1,169	1,090	1,047	1,145	1,068	1,026

Adjustments:
Assets from Swiss lending activities [2]	(140)	(138)	(137)	(115)	(114)	(114)

Cash and balances with central banks	(41)	(38)	(32)	(41)	(37)	(32)

Other	(18)	(18)	(19)	(16)	(16)	(15)

Adjusted average assets	970	896	859	973	901	865

Leverage ratio (%)

Leverage ratio	3.9	4.2	4.2	3.7	4.0	4.0

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Regulatory capital – Group
The decrease in the tier 1 ratio compared to 1Q10 reflected a 2% increase in RWAs, which was partially offset by an increase in tier 1 capital.
Tier 1 capital increased CHF 0.5 billion to CHF 38.0 billion as of the end of 2Q10. The increase was substantially driven by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and foreign exchange translation impacts, partially offset by a dividend accrual in the quarter, the call of the two hybrid tier 1 instruments and the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans). Total eligible capital increased CHF 1.3 billion to CHF 50.8 billion, primarily due to an increase in the fair value of tier 2 instruments (excluding the impact of fair value gains/(losses) on Credit Suisse debt) and the benefit from increased eligible credit provisions over expected losses, partially offset by the regulatory amortization of lower tier 2 instruments and foreign exchange translation impacts.

RWAs increased 2% to CHF 233 billion as of the end of 2Q10, reflecting both foreign exchange translation impacts and increases across credit, market and operational risk. The increase in credit risk mainly related to Asset Management and Private Banking. The increase in Asset Management reflected the election of fair value for certain private equity investments for regulatory capital purposes, while Private Banking was driven by increased lending. For further information regarding market risk, refer to Risk management – Market risk.

Our total capital ratio was 21.8% as of the end of 2Q10, compared to 21.6% as of the end of 1Q10, primarily reflecting the higher eligible capital offset in part by the increase in RWAs. For further information, refer to the table “BIS Statistics”.

As of end of 2Q10 we had CHF 1.8 billion of qualifying non-controlling interests, of which CHF 1.6 billion were tier 1 capital securities secured by participation securities issued by the Bank, and CHF 12.2 billion of tier 1 capital hybrid instruments, of which CHF 3.3 billion were innovative instruments.

Regulators continued to focus on minimum bank capital requirements, harmonization of capital requirements, the improved quality of tier 1 capital and the continued inclusion in regulatory capital of tier 2 instruments. For further information, refer to – Regulatory developments.

BIS statistics

	Group				Bank

end of	2Q10	1Q10	4Q09	% change QoQ	2Q10	1Q10	4Q09	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	171,891	169,650	164,997	1	160,326	159,720	154,982	0

Non-counterparty-related risk	7,461	7,386	7,141	1	6,902	6,807	6,547	1

Market risk	20,687	19,650	17,458	5	20,128	19,060	17,011	6

Operational risk	32,925	32,425	32,013	2	32,925	32,425	32,013	2

Risk-weighted assets	232,964	229,111	221,609	2	220,281	218,012	210,553	1

Eligible capital (CHF million)

Total shareholders' equity	35,633	36,815	37,517	(3)	27,493	30,632	31,228	(10)

Goodwill and intangible assets	(10,445)	(10,277)	(10,140)	2	(9,288)	(9,120)	(8,983)	2

Qualifying noncontrolling interests	1,818	1,817	1,742	0	5,031	4,919	4,762	2

Other adjustments [1]	(387)	(2,405)	(4,273)	(84)	1,801	(960)	(3,150)	–

Core tier 1 capital	26,619	25,950	24,846	3	25,037	25,471	23,857	(2)

Hybrid instruments [2]	12,222	12,395	12,198	(1)	11,676	11,835	11,617	(1)

Capital deductions 50% from tier 1	(851)	(878)	(837)	(3)	(801)	(815)	(779)	(2)

Tier 1 capital	37,990	37,467	36,207	1	35,912	36,491	34,695	(2)

Upper tier 2	2,190	1,784	1,989	23	2,810	2,442	2,681	15

Lower tier 2	11,465	11,170	8,369	3	12,837	12,523	9,723	3

Capital deductions 50% from tier 2	(851)	(878)	(837)	(3)	(801)	(815)	(779)	(2)

Tier 2 capital	12,804	12,076	9,521	6	14,846	14,150	11,625	5

Total eligible capital	50,794	49,543	45,728	3	50,758	50,641	46,320	0

Capital ratios (%)

Core tier 1 ratio	11.4	11.3	11.2	–	11.4	11.7	11.3	–

Tier 1 ratio	16.3	16.4	16.3	–	16.3	16.7	16.5	–

Total capital ratio	21.8	21.6	20.6	–	23.0	23.2	22.0	–

1 Includes cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. 2 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.2 billion and CHF 4.1 billion, respectively, in 2Q10 (1Q10: CHF 1.7 billion and CHF 4.4 billion, respectively; 4Q09: CHF 1.7 billion and CHF 4.4 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 31.5% and 31.8% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 2Q10 (1Q10: 32.3% and 31.7%, respectively; 4Q09: 32.9% and 32.7%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Tier 1 capital

in	2Q10	1Q10	4Q09	% change QoQ	% change Ytd

Tier 1 capital (CHF million)

Balance at beginning of period	37,467	36,207	36,457	3	3

Net income	1,593	2,055	793	(22)	101

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	(259)	(88)	336	194	–

Foreign exchange impact on tier 1 capital	538	143	(134)	276	–

Other	(1,349)	(850)	(1,245)	59	8

Balance at end of period	37,990	37,467	36,207	1	5

The chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWAs primarily reflect the capital requirements for our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges), of the balance sheet positions or off-balance sheet exposures that determines the RWAs.
Risk-weighted assets by division

	end of			% change

	2Q10	1Q10	4Q09	QoQ	Ytd

Risk-weighted assets by division (CHF million)

Private Banking	61,171	60,313	60,479	1	1

Investment Banking	145,858	144,131	136,116	1	7

Asset Management	15,305	14,130	14,549	8	5

Corporate Center	10,630	10,537	10,465	1	2

Risk-weighted assets	232,964	229,111	221,609	2	5

Excludes additional risk-weighted asset equivalents attributable to the segments that are deducted from Group tier 1 capital

Capital

	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Shares outstanding (million)

Common shares issued	1,186.1	1,185.8	1,185.4	1,184.8	0	0	0

Treasury shares	0.0	(30.9)	(16.2)	(13.2)	100	100	100

Shares outstanding	1,186.1	1,154.9	1,169.2	1,171.6	3	1	1

Par value (CHF)

Par value	0.04	0.04	0.04	0.04	0	0	0

Shareholders' equity (CHF million)

Common shares	47	47	47	47	0	0	0

Additional paid-in capital	22,462	24,729	24,706	24,721	(9)	(9)	(9)

Retained earnings	23,961	24,929	25,258	22,173	(4)	(5)	8

Treasury shares, at cost	0	(1,637)	(856)	(554)	100	100	100

Accumulated other comprehensive income	(10,837)	(11,253)	(11,638)	(10,039)	(4)	(7)	8

Total shareholders' equity	35,633	36,815	37,517	36,348	(3)	(5)	(2)

Goodwill	(9,582)	(9,399)	(9,267)	(9,609)	2	3	0

Other intangible assets	(377)	(398)	(328)	(383)	(5)	15	(2)

Tangible shareholders' equity [1]	25,674	27,018	27,922	26,356	(5)	(8)	(3)

Book value per share outstanding (CHF)

Total book value per share	30.04	31.88	32.09	31.02	(6)	(6)	(3)

Goodwill per share	(8.08)	(8.14)	(7.93)	(8.20)	(1)	2	(1)

Other intangible assets per share	(0.32)	(0.34)	(0.28)	(0.33)	(6)	14	(3)

Tangible book value per share	21.64	23.40	23.88	22.49	(8)	(9)	(4)

1 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Our shareholders’ equity decreased CHF 1.2 billion to CHF 35.6 billion as of the end of 2Q10 from CHF 36.8 billion as of the end of 1Q10. The decrease in shareholders’ equity reflected the cash dividend payment for 2009 and the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans), partially offset by the net income in 2Q10 and the change in other comprehensive income, reflecting the positive impact of foreign exchange rate changes on cumulative translation adjustments.

Regulatory developments
In April 2010, we agreed on revised liquidity principles with FINMA, following its consultation with the SNB to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of 2Q10. The crisis scenario assumptions include global market dislocation, large on- and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business. The principles call for additional reporting to FINMA. These principles may be modified to reflect the final BCBS liquidity requirements.

In December 2009, the BCBS published consultative proposals to strengthen the resilience of the banking sector (known as Basel III). The proposals are aimed at strengthening capital and liquidity regulations. The BCBS proposals are not expected to be finalized until later in 2010. The BCBS is conducting an impact assessment following submissions from the industry. Final BCBS requirements are expected to be implemented over a period of time. The impact of these proposals on us will be assessed as the details and timing of the implementation are clarified.

In June 2010, the BCBS announced its decision to postpone to no later than December 31, 2011 the implementation of the revisions to the Basel II market risk framework. The FINMA has indicated that it expects to implement the revisions related to RWAs and eligible capital by the original implementation date of January 2011 for FINMA regulatory capital purposes.The final BCBS requirements may be adjusted when implemented by FINMA and our other regulators.

For further information, refer to I – Credit Suisse Results – Core Results – Regulatory proposals and developments.
Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2Q10, we reduced the severity of the confidence level scaling factor for 99.97% position risk (for capital management purposes) for commercial real estate exposures following last year’s changes in methodology and parameters for 99% position risk (for risk management purposes). Within other risks, we made a number of refinements to the modeling of pension risk. We also increased the shock severity for certain owned real estate risk. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on 1Q10 economic capital was an increase of CHF 168 million, or 1%.

There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes. Any implications of the BCBS proposals on the economic capital framework will be assessed as the details and timing of the implementation are clarified. For further information, refer to I – Credit Suisse results – Core Results – Regulatory proposals and developments.

Utilized economic capital trends
In 2Q10, our utilized economic capital increased 5%. Excluding the US dollar translation impact against the Swiss franc, utilized economic capital increased 4% due to higher pension risk, reflecting updates to asset and liability valuations, interest rate risk on treasury positions within other risks and emerging markets and international lending & counterparty position risks, partially offset by reductions in fixed income trading position risks.

For Investment Banking, utilized economic capital increased 5% due to increases in interest rate risk on treasury positions within other risks as well as increasing emerging markets and international lending & counterparty position risks, partially offset by reductions in fixed income trading position risks. Excluding the US dollar translation impact against the Swiss franc, utilized economic capital increased 3%.

For Private Banking, utilized economic capital increased 12% due to increases in pension risk, reflecting updates to asset and liability valuations.
For Asset Management, utilized economic capital increased 9%, primarily due to higher equity trading & investments position risk. Excluding the US dollar translation impact against the Swiss franc, utilized economic capital increased 7%.

For Corporate Center, utilized economic capital decreased in 2Q10 following a reduction in foreign exchange risk between utilized economic capital and economic capital resources.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio decreased from 132% in 1Q10 to 122% in 2Q10, primarily reflecting increased utilized economic capital and lower economic capital resources, due to lower economic adjustments, partially offset by an increase in tier 1 capital. Economic adjustments were down due to payment of dividends for 2009. Our coverage ratio is within our target band of 110% to 140%.

Economic capital

	in / end of					% change

	2Q10		1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Economic capital resources (CHF million)

Tier 1 capital	37,990		37,467	36,207	36,389	1	5	4

Economic adjustments [1]	2,946		4,518	3,898	2,031	(35)	(24)	45

Economic capital resources	40,936		41,985	40,105	38,420	(2)	2	7

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	24,165		23,652	22,293	22,476	2	8	8

Operational risk	2,868		2,811	2,812	2,737	2	2	5

Other risks [2]	6,491		5,314	5,272	5,339	22	23	22

Utilized economic capital	33,524		31,777	30,377	30,552	5	10	10

Economic capital coverage ratio (%)

Economic capital coverage ratio	122.1		132.1	132.0	125.8	–	–	–

Utilized economic capital by segment (CHF million)

Private Banking	7,802		6,974	6,978	7,060	12	12	11

Investment Banking	21,180		20,146	18,815	20,534	5	13	3

Asset Management	3,710		3,416	3,348	3,385	9	11	10

Corporate Center [3]	846		1,255	1,251	(413)	(33)	(32)	–

Utilized economic capital - Credit Suisse	33,524	[4]	31,777	30,377	30,552	5	10	10

Average utilized economic capital by segment (CHF million)

Private Banking	7,388		6,976	6,881	7,104	6	7	4

Investment Banking	20,663		19,481	18,767	20,908	6	10	(1)

Asset Management	3,563		3,382	3,374	3,459	5	6	3

Corporate Center [3]	1,050		1,253	1,249	(835)	(16)	(16)	–

Average utilized economic capital - Credit Suisse	32,650	[5]	31,077	30,256	30,622	5	8	7

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1 Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2010. 3 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 14 million. 5 Includes a diversification benefit of CHF 14 million.

Risk management
Our overall position risk increased 2% in 2Q10. Excluding the US dollar translation impact, position risk was stable. Average risk management VaR increased 10% to CHF 116 million, and period-end risk management VaR increased 21% to CHF 157 million, compared to 1Q10.

Economic capital – Position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2009.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. There were no material changes to the economic capital methodology for risk management purposes in 2Q10. For capital management purposes, there were changes to the economic capital methodology. For further information, refer to Treasury management – Economic capital.

Position risk

	end of			% change

	2Q10	1Q10	2Q09	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,052	2,684	1,409	(24)	46

Equity trading & investments	2,660	2,565	2,436	4	9

Private banking corporate & retail lending	2,579	2,675	2,662	(4)	(3)

International lending & counterparty exposures	4,273	4,046	4,530	6	(6)

Emerging markets	1,650	1,414	1,468	17	12

Real estate & structured assets [2]	2,862	2,589	2,409	11	19

Simple sum across risk categories	16,076	15,973	14,914	1	8

Diversification benefit	(2,568)	(2,685)	(2,602)	(4)	(1)

Position risk (99% confidence level for risk management purposes)	13,508	13,288	12,312	2	10

Position risk (99.97% confidence level for capital management purposes)	24,165	23,652	22,476	2	8

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate, ABS exposure, real estate acquired at auction and real estate fund investments.

Key position risk trends
Position risk for risk management purposes at the end of 2Q10 increased 2% compared to the end of 1Q10. Position risk increased in real estate & structured assets, due to higher secondary RMBS and CMBS trading exposures, and reduced hedges in the CMBS exit business, in emerging markets, due to higher risks in Eastern Europe and Latin America, primarily driven by increased foreign exchange trading and reduced hedges relating to exposures in Eastern Europe, and in international lending & counterparty exposures, reflecting counterparty downgrades and higher derivatives exposures in Investment Banking. Position risk also increased in equity trading & investments, due to new fund investments in Asset Management and traded equity risks from customer business. The increases were mostly offset by decreased position risks in fixed income trading, due to lower traded credit and foreign exchange trading exposures, and in private banking corporate & retail lending, due to updated loan default and recovery parameters. Excluding the US dollar translation impact against the Swiss franc, position risk was stable.

Compared to the end of 2Q09, position risk for risk management purposes increased 10%. The increase was primarily due to higher fixed income trading risk, reflecting higher traded credit and foreign exchange trading exposures, and higher real estate & structured assets risk, reflecting increased RMBS and CMBS trading exposures. Position risk also increased in equity trading & investments, due to higher private equity exposures in Asset Management, and in emerging markets, primarily in Eastern Europe. The increases were partially offset by reduced position risk in international lending & counterparty exposures, reflecting lower derivatives exposures in Investment Banking, and in private banking corporate & retail lending, due to updated loan default and recovery parameters. Excluding the US dollar translation impact against the Swiss franc, position risk increased 11%.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.

As part of the ongoing review to improve risk management approaches and methodologies, we implemented a revised VaR measure for risk management purposes in 2Q10. This revised VaR, referred to as risk management VaR, adjusts VaR in cases where short-term market volatility over a six-month period is different than long-term volatility in a three-year dataset. We believe this change makes VaR a more useful risk management tool and one that better reflects short-term market volatility. We have approval from FINMA to use this VaR methodology for risk management purposes. For market risk regulatory capital, we continue to use a scaled VaR methodology, referred to as regulatory VaR, which adjusts VaR in cases where short-term market volatility is higher than long-term volatility in a three-year dataset. We have restated VaR for prior periods to show meaningful trends.

For both risk management VaR and regulatory VaR, we present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 99% VaR

	Risk Management VaR							Regulatory VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

2Q10 (CHF million)

Average	129	22	14	22	(71)		116	149

Minimum	107	7	9	13	–	[1]	89	111

Maximum	165	46	23	45	–	[1]	157	204

End of period	133	46	12	30	(64)		157	191

1Q10 (CHF million)

Average	131	9	17	24	(76)		105	136

Minimum	115	4	13	11	–	[1]	79	103

Maximum	154	21	20	40	–	[1]	153	198

End of period	154	15	15	24	(78)		130	184

2Q09 (CHF million)

Average	185	24	23	39	(121)		150	150

Minimum	130	11	17	19	–	[1]	98	98

Maximum	251	56	29	106	–	[1]	213	213

End of period	137	12	25	61	(135)		100	100

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average risk management VaR during 2Q10 increased 10% to CHF 116 million from 1Q10, and decreased 23% from 2Q09. The increase in average risk management VaR from 1Q10 reflected increased foreign exchange risk in support of our client flow businesses across fixed income and decreased diversification benefit.

Period-end risk management VaR as of the end of 2Q10 increased 21% to CHF 157 million from the end of 1Q10, and increased 57% from the end of 2Q09. The increase in period-end risk management VaR from 1Q10 reflected increased short-term volatility and increased foreign exchange exposures, partially offset by decreased interest rate & credit spread risk relating to reduced investment grade and leveraged finance trading exposure.

In 2Q10, average regulatory VaR was CHF 149 million, an increase of 10% from 1Q10 and a decrease of 1% from 2Q09. The increase in average regulatory VaR from 1Q10 reflected increased foreign exchange exposures, partially offset by decreased interest rate & credit spread risk relating to reduced investment grade and leveraged finance trading exposure.

Period-end regulatory VaR as of the end of 2Q10 increased 4% to CHF 191 million from the end of 1Q10, and increased 91% from the end of 2Q09, primarily reflecting increased RMBS activity in support of customer flow business following the risk reduction in exit businesses in Investment Banking at the end of 2Q09. Regulatory VaR continues to be driven by the extreme market volatility of 4Q08 in the three-year dataset.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no regulatory VaR backtesting exceptions during 2Q10. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 2Q10, 1Q10 and 2Q09. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 7.7 million as of the end of 2Q10, compared to an increase of CHF 8.2 million as of the end of 1Q10.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2009. For further information on counterparty credit risk, refer to Note 25 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

We believe our risk-based credit exposure to Portugal, Italy, Ireland, Greece and Spain was not material to our financial condition as of the end of 2Q10.
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Balance sheet (CHF million)

Gross loans	228,495	230,033	238,600	244,766	(1)	(4)	(7)

Loans held-for-sale	29,524	31,015	14,287	18,624	(5)	107	59

Traded loans	5,028	5,364	5,249	2,680	(6)	(4)	88

Derivative instruments [1]	79,833	56,155	57,153	70,623	42	40	13

Total balance sheet	342,880	322,567	315,289	336,693	6	9	2

Off-balance sheet (CHF million)

Loan commitments	223,881	224,093	228,484	235,966	0	(2)	(5)

Credit guarantees and similar instruments	8,958	9,700	8,067	6,342	(8)	11	41

Irrevocable commitments under documentary credits	4,641	4,769	4,583	4,073	(3)	1	14

Total off-balance sheet	237,480	238,562	241,134	246,381	0	(2)	(4)

Total credit risk	580,360	561,129	556,423	583,074	3	4	0

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loan exposure
Compared to the end of 1Q10, gross loans were stable at CHF 228.5 billion. In Private Banking, gross loans increased 2% to CHF 182.2 billion across most businesses. Gross loans in Investment Banking decreased 10% to CHF 46.3 billion, mainly due to declines in loans to financial institutions and commercial and industrial clients. Gross impaired loans decreased 12% to CHF 2.0 billion. Impaired loans declined primarily in Investment Banking, driven by an improvement in the credit outlook of several counterparties and loan repayments. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including credit default swaps (CDS). Impaired loans in Private Banking declined 6%, mainly due to loan repayments and write-offs.

We recorded net provision for credit losses of CHF 20 million in 2Q10, compared to a net release of provision of CHF 50 million in 1Q10, with a net provision of CHF 17 million and CHF 3 million in Investment Banking and Private Banking, respectively. For further information refer to II – Results by division – Private Banking and Investment Banking.

Compared to the end of 2Q09, gross loans decreased 7%, mainly in Investment Banking. Gross loans in Private Banking increased 3%. In Investment Banking, we had strong decreases in loans to financial institutions and in commercial and industrial loans. Gross impaired loans decreased CHF 535 million, or 21%, mainly driven by lower non-performing loans and potential problem loans in Investment Banking, but also due to reduced non-performing and non-interest-earning loans in Private Banking.

Loans

	Private Banking						Investment Banking			Credit Suisse			[1]

end of	2Q10		1Q10		2Q09		2Q10	1Q10	2Q09	2Q10	1Q10	2Q09

Loans (CHF million)

Mortgages	83,838		83,195		82,630		0	0	0	83,838	83,195	82,630

Loans collateralized by securities	23,463		22,259		20,476		0	0	0	23,463	22,259	20,476

Consumer finance	4,577		4,377		4,531		1,755	1,574	1,385	6,332	5,951	5,916

Consumer loans	111,878		109,831		107,637		1,755	1,574	1,385	113,633	111,405	109,022

Real estate	21,738		21,741		21,691		2,890	3,560	2,245	24,628	25,301	23,936

Commercial and industrial loans	38,118		37,401		38,291		19,810	20,907	27,590	57,928	58,308	65,881

Financial institutions	9,315		8,581		7,978		19,039	21,678	34,335	28,346	30,291	42,349

Governments and public institutions	1,124		1,120		1,202		2,836	3,608	2,376	3,960	4,728	3,578

Corporate and institutional loans	70,295	[2]	68,843	[2]	69,162	[2]	44,575	49,753	66,546	114,862	118,628	135,744

Gross loans	182,173		178,674		176,799		46,330	51,327	67,931	228,495	230,033	244,766

Net (unearned income) / deferred expenses	4		11		24		(41)	(34)	(53)	(37)	(23)	(30)

Allowance for loan losses [3]	(883)		(909)		(945)		(370)	(360)	(600)	(1,253)	(1,269)	(1,545)

Net loans	181,294		177,776		175,878		45,919	50,933	67,278	227,205	228,741	243,191

Impaired loans (CHF million)

Non-performing loans	612		666		704		487	669	872	1,099	1,335	1,576

Non-interest-earning loans	367		399		291		20	0	0	387	399	291

Total non-performing and non-interest-earning loans	979		1,065		995		507	669	872	1,486	1,734	1,867

Restructured loans	0		0		0		67	70	7	67	70	7

Potential problem loans	341		341		564		85	112	76	426	453	640

Total other impaired loans	341		341		564		152	182	83	493	523	647

Gross impaired loans [3]	1,320		1,406		1,559		659	851	955	1,979	2,257	2,514

of which loans with a specific allowance	1,199		1,149		1,348		641	748	941	1,840	1,897	2,289

of which loans without a specific allowance	121		257		211		18	103	14	139	360	225

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	909		937		946		360	458	855	1,269	1,395	1,801

Net movements recognized in statements of operations	9		22		37		(2)	(46)	156	7	(24)	193

Gross write-offs	(48)		(59)		(43)		0	(69)	(385)	(48)	(128)	(428)

Recoveries	12		8		9		3	10	5	15	18	14

Net write-offs	(36)		(51)		(34)		3	(59)	(380)	(33)	(110)	(414)

Provisions for interest	0		0		1		3	0	7	3	0	8

Foreign currency translation impact and other adjustments, net	1		1		(5)		6	7	(38)	7	8	(43)

Balance at end of period [3]	883		909		945		370	360	600	1,253	1,269	1,545

of which a specific allowance	651		670		723		214	211	347	865	881	1,070

of which an inherent credit loss allowance	232		239		222		156	149	253	388	388	475

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.6		0.6

Gross impaired loans / Gross loans [4]	0.7		0.8		0.9

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	90.2		85.4		95.0

Allowance for loan losses / Gross impaired loans [3]	66.9		64.7		60.6

The disclosure presents our lending exposure categorized from a risk management perspective and, as such, differs from the loans presentation in Note 15 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 49,145 million, CHF 47,940 million and CHF 48,056 million were secured by financial collateral and mortgages in 2Q10, 1Q10 and 2Q09, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 A large portion of loans in Investment Banking are carried at fair value. The loan metrics for loans in Investment Banking and Credit Suisse will be included in our Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

On or about August 5, 2010, we will publish and file with the SEC our Financial Report 2Q10, which will include additional disclosures on:
– fair value of financial instruments;
– derivatives and hedging activities;
– investment securities;
– assets pledged or assigned; and
– transfers of financial assets and variable interest entities.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	8,059	5,806	7,768	39	4	13,865	14,699	(6)

Interest expense	(6,857)	(3,859)	(6,548)	78	5	(10,716)	(11,441)	(6)

Net interest income	1,202	1,947	1,220	(38)	(1)	3,149	3,258	(3)

Commissions and fees	3,586	3,407	3,542	5	1	6,993	6,495	8

Trading revenues	3,628	3,452	3,217	5	13	7,080	8,114	(13)

Other revenues	123	207	624	(41)	(80)	330	(1,158)	–

Net revenues	8,539	9,013	8,603	(5)	(1)	17,552	16,709	5

Provision for credit losses	20	(50)	310	–	(94)	(30)	493	–

Compensation and benefits	3,980	3,893	4,365	2	(9)	7,873	8,705	(10)

General and administrative expenses	2,061	1,675	1,919	23	7	3,736	3,468	8

Commission expenses	569	520	502	9	13	1,089	969	12

Total other operating expenses	2,630	2,195	2,421	20	9	4,825	4,437	9

Total operating expenses	6,610	6,088	6,786	9	(3)	12,698	13,142	(3)

Income from continuing operations before taxes	1,909	2,975	1,507	(36)	27	4,884	3,074	59

Income tax expense/(benefit)	187	839	(34)	(78)	–	1,026	947	8

Income from continuing operations	1,722	2,136	1,541	(19)	12	3,858	2,127	81

Income/(loss) from discontinued operations, net of tax	0	(19)	13	100	(100)	(19)	(19)	0

Net income	1,722	2,117	1,554	(19)	11	3,839	2,108	82

Less net income/(loss) attributable to noncontrolling interests	129	62	(17)	108	–	191	(1,469)	–

Net income attributable to shareholders	1,593	2,055	1,571	(22)	1	3,648	3,577	2

of which from continuing operations	1,593	2,074	1,558	(23)	2	3,667	3,596	2

of which from discontinued operations	0	(19)	13	100	(100)	(19)	(19)	0

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	1.15	1.66	1.19	(31)	(3)	2.84	2.82	1

Basic earnings per share from discontinued operations	0.00	(0.02)	0.01	100	(100)	(0.02)	(0.02)	0

Basic earnings per share	1.15	1.64	1.20	(30)	(4)	2.82	2.80	1

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	1.15	1.65	1.17	(30)	(2)	2.83	2.79	1

Diluted earnings per share from discontinued operations	0.00	(0.02)	0.01	100	(100)	(0.02)	(0.02)	0

Diluted earnings per share	1.15	1.63	1.18	(29)	(3)	2.81	2.77	1

Consolidated balance sheets (unaudited)

	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	77,524	44,550	51,857	55,278	74	49	40

Interest-bearing deposits with banks	2,231	2,124	1,177	1,865	5	90	20

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	250,122	241,183	209,499	240,084	4	19	4

Securities received as collateral, at fair value	42,888	43,750	37,516	33,901	(2)	14	27

of which encumbered	23,907	31,667	27,816	22,639	(25)	(14)	6

Trading assets, at fair value	350,093	340,904	332,238	333,860	3	5	5

of which encumbered	112,061	124,019	112,843	102,196	(10)	(1)	10

Investment securities	9,837	9,898	11,232	13,918	(1)	(12)	(29)

Other investments	19,805	19,873	23,993	27,015	0	(17)	(27)

Net loans	227,205	228,741	237,180	243,191	(1)	(4)	(7)

of which allowance for loan losses	(1,253)	(1,269)	(1,395)	(1,545)	(1)	(10)	(19)

Premises and equipment	6,701	6,551	6,436	6,474	2	4	4

Goodwill	9,582	9,399	9,267	9,609	2	3	0

Other intangible assets	377	398	328	383	(5)	15	(2)

Brokerage receivables	51,699	41,171	41,960	48,469	26	23	7

Other assets	89,815	85,166	68,744	77,820	5	31	15

of which encumbered	671	658	975	2,832	2	(31)	(76)

Assets of discontinued operations held-for-sale	69	95	0	1,037	(27)	–	(93)

Total assets	1,137,948	1,073,803	1,031,427	1,092,904	6	10	4

Consolidated balance sheets (unaudited) (continued)

	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Liabilities and equity (CHF million)

Due to banks	37,822	35,916	36,214	42,589	5	4	(11)

Customer deposits	287,400	275,316	286,694	295,349	4	0	(3)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	202,934	181,462	191,687	214,431	12	6	(5)

Obligation to return securities received as collateral, at fair value	42,888	43,750	37,516	33,901	(2)	14	27

Trading liabilities, at fair value	164,437	156,151	133,481	136,331	5	23	21

Short-term borrowings	22,128	13,773	7,645	10,511	61	189	111

Long-term debt	182,710	185,147	159,365	160,449	(1)	15	14

Brokerage payables	83,472	68,850	58,965	72,802	21	42	15

Other liabilities	67,573	65,682	71,532	74,875	3	(6)	(10)

Liabilities of discontinued operations held-for-sale	0	0	0	847	–	–	(100)

Total liabilities	1,091,364	1,026,047	983,099	1,042,085	6	11	5

Common shares	47	47	47	47	0	0	0

Additional paid-in capital	22,462	24,729	24,706	24,721	(9)	(9)	(9)

Retained earnings	23,961	24,929	25,258	22,173	(4)	(5)	8

Treasury shares, at cost	0	(1,637)	(856)	(554)	100	100	100

Accumulated other comprehensive income/(loss)	(10,837)	(11,253)	(11,638)	(10,039)	(4)	(7)	8

Total shareholders' equity	35,633	36,815	37,517	36,348	(3)	(5)	(2)

Noncontrolling interests	10,951	10,941	10,811	14,471	0	1	(24)

Total equity	46,584	47,756	48,328	50,819	(2)	(4)	(8)

Total liabilities and equity	1,137,948	1,073,803	1,031,427	1,092,904	6	10	4

	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0.04	0	0	0

Authorized shares (million)	1,468.5	1,468.6	1,469.4	1,470.3	0	0	0

Issued shares (million)	1,186.1	1,185.8	1,185.4	1,184.8	0	0	0

Treasury shares (million)	0.0	(30.9)	(16.2)	(13.2)	100	100	100

Shares outstanding (million)	1,186.1	1,154.9	1,169.2	1,171.6	3	1	1

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M10 (CHF million)

Balance at beginning of period	47	24,706		25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–		–	–	–	–	(14)	(14)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(610)	(610)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–		–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	198	198	–

Net income/(loss)	–	–		3,648	–	–	3,648	191	3,839	–

Cumulative effect of accounting changes, net of tax [4]	–	–		(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–		–	–	5	5	–	5	–

Foreign currency translation	–	–		–	–	764	764	410	1,174	–

Unrealized gains/(losses) on securities	–	–		–	–	19	19	–	19	–

Actuarial gains/(losses)	–	–		–	–	(128)	(128)	–	(128)	–

Net prior service cost	–	–		–	–	6	6	–	6	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	666	666	410	1,076	–

Issuance of common shares	–	29		–	–	–	29	–	29	721,294

Sale of treasury shares	–	(38)		–	14,937	–	14,899	–	14,899	303,653,568

Repurchase of treasury shares	–	–		–	(16,432)	–	(16,432)	–	(16,432)	(332,521,565)

Share-based compensation, net of tax	–	(2,235)	[5]	–	2,351	–	116	–	116	45,027,284

Cash dividends paid	–	–		(2,561)	–	–	(2,561)	(93)	(2,654)	–

Change in scope of consolidation, net	–	–		–	–	–	–	57	57	–

Balance at end of period	47	22,462		23,961	0	(10,837)	35,633	10,951	46,584	1,186,091,476	[6]

1 At par value CHF 0.04 each, fully paid, net of 16,159,287 treasury shares. In addition to the treasury shares, a maximum of 284,076,649 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Represents the impact of the adoption in 1Q10 of new accounting rules governing when an entity is consolidated under US GAAP. 5 Includes a tax benefit of CHF 657 million from the excess fair value of shares delivered over recognized compensation expense. 6 At par value CHF 0.04 each, fully paid. A maximum of 282,419,316 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

6M09 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(2)	(2)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(187)	(187)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	905	905	–

Net income/(loss)	–	–	3,577	–	–	3,577	(1,469)	2,108	–

Gains/(losses) on cash flow hedges	–	–	–	–	104	104	–	104	–

Foreign currency translation	–	–	–	–	772	772	451	1,223	–

Unrealized gains/(losses) on securities	–	–	–	–	1	1	–	1	–

Actuarial gains/(losses)	–	–	–	–	10	10	–	10	–

Net prior service cost	–	–	–	–	13	13	–	13	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	900	900	451	1,351	–

Issuance of common shares	–	5	–	–	–	5	–	5	139,502

Sale of treasury shares	–	156	–	7,629	–	7,785	–	7,785	204,030,847

Repurchase of treasury shares	–	–	–	(8,172)	–	(8,172)	–	(8,172)	(220,210,551)

Share-based compensation, net of tax	–	(500)	–	741	–	241	–	241	23,715,181

Financial instruments indexed to own shares	–	(149)	–	–	–	(149)	–	(149)	–

Cash dividends paid	–	–	(184)	–	–	(184)	(42)	(226)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(144)	(144)	–

Other	–	44	–	–	–	44	35	79	–

Balance at end of period	47	24,721	22,173	(554)	(10,039)	36,348	14,471	50,819	1,171,567,012

Comprehensive income (unaudited)

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Comprehensive income (CHF million)

Net income	1,722	2,117	1,554	(19)	11	3,839	2,108	82

Other comprehensive income/(loss), net of tax	642	434	(1,286)	48	–	1,076	1,351	(20)

Comprehensive income	2,364	2,551	268	(7)	–	4,915	3,459	42

Comprehensive income/(loss) attributable to noncontrolling interests	355	246	(574)	44	–	601	(1,018)	–

Comprehensive income attributable to shareholders	2,009	2,305	842	(13)	139	4,314	4,477	(4)

Consolidated statements of cash flows (unaudited)

	in		% change

	6M10	6M09	YoY

Operating activities of continuing operations (CHF million)

Net income	3,839	2,108	82

(Income)/loss from discontinued operations, net of tax	19	19	0

Income from continuing operations	3,858	2,127	81

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	580	528	10

Provision for credit losses	(30)	493	–

Deferred tax provision	609	752	(19)

Share of net income from equity method investments	(59)	26	–

Trading assets and liabilities, net	17,056	(4,666)	–

(Increase)/decrease in other assets	(2,692)	20,135	–

Increase/(decrease) in other liabilities	15,883	(35,285)	–

Other, net	1,610	2,814	(43)

Total adjustments	32,957	(15,203)	–

Net cash provided by/(used in) operating activities of continuing operations	36,815	(13,076)	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(737)	(14)	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(30,201)	36,669	–

Purchase of investment securities	(1,166)	(1,187)	(2)

Proceeds from sale of investment securities	680	18	–

Maturities of investment securities	1,741	1,833	(5)

Investments in subsidiaries and other investments	(460)	(365)	26

Proceeds from sale of other investments	1,054	1,083	(3)

(Increase)/decrease in loans	1,286	5,727	(78)

Proceeds from sales of loans	478	376	27

Capital expenditures for premises and equipment and other intangible assets	(764)	(494)	55

Proceeds from sale of premises and equipment and other intangible assets	3	2	50

Other, net	184	63	192

Net cash provided by/(used in) investing activities of continuing operations	(27,902)	43,711	–

Consolidated statements of cash flows (unaudited) (continued)

	in		% change

	6M10	6M09	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	7,758	(24,088)	–

Increase/(decrease) in short-term borrowings	9,005	6,969	29

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	3,285	(35,051)	–

Issuances of long-term debt	30,623	22,430	37

Repayments of long-term debt	(28,237)	(36,150)	(22)

Issuances of common shares	29	5	480

Sale of treasury shares	14,899	7,785	91

Repurchase of treasury shares	(16,432)	(8,172)	101

Dividends paid/capital repayments	(2,654)	(226)	–

Other, net	(672)	(1,368)	(51)

Net cash provided by/(used in) financing activities of continuing operations	17,604	(67,866)	–

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(752)	2,474	–

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(98)	0	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	25,667	(34,757)	–

Cash and due from banks at beginning of period	51,857	90,035	(42)

Cash and due from banks at end of period	77,524	55,278	40

Supplemental cash flow information (unaudited)

	in		% change

	6M10	6M09	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	614	710	(14)

Cash paid for interest	10,260	11,507	(11)

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	49	(100)

Liabilities sold	0	12	(100)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2009, included in the Credit Suisse Annual Report 2009. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented, except with respect to the quantitative disclosures on fair value, derivatives and hedging activities, transfers of financial assets and variable interest entities (VIEs), investment securities and assets pledged or assigned. These disclosures will be included in the Financial Report 2Q10 to be published on our website and filed with the United States (US) Securities and Exchange Commission (SEC) on or about August 5, 2010. The presentation of period over period change, the 1Q10 consolidated statements of operations and consolidated balance sheet and the 2Q09 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification or ASC) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and supersedes all existing non-SEC accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. SEC rules and interpretive releases remain in force for SEC registrants.

The Codification is not intended to change US GAAP, but it will change the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements include references only to the Codification topics.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

ASC Topic 260 – Earnings Per Share
In June 2008, the FASB provided guidance for when certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method.

The Group adopted the guidance as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the guidance.
ASC Topic 320 – Investments – Debt and Equity Securities
In April 2009, the FASB updated accounting guidance regarding recognition and presentation of other-than-temporary impairments. The update amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows. For further information, refer to Note 14 – Investment securities.

In April 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in the ASU regarding other-than-temporary impairments and retains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 805 – Business Combinations
In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB updated accounting guidance regarding business combinations to require an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values at the acquisition date.

The guidance also requires substantial new disclosures and changes the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied the guidance prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

ASC Topic 810 – Consolidation
In February 2010, the FASB issued ASU 2010-10, “Amendments for Certain Investment Funds” (ASU 2010-10), an update to Topic 810 – Consolidation. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement of Financial Accounting Standards (SFAS) No.167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply investment company accounting. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualified special purpose entities. An entity that qualifies for deferral will continue to be assessed under the overall guidance on the consolidation of VIEs in Subtopic 810-10 (before the SFAS 167 amendments) or other applicable consolidation guidance, such as the guidance for consolidation of partnerships in Subtopic 810-20. The amendments in ASU 2010-10 do not defer the disclosure requirements in the SFAS 167 amendments to Topic 810.

ASU 2010-10 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. The impact of adopting ASU 2010-10 on January 1, 2010 is included in the impacts below regarding the adoption of ASU 2009-17.

In January 2010, the FASB issued ASU 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, (ASU 2010-02). ASU 2010-02 provides amendments to Subtopic 810-10 to clarify the scope of the decrease in ownership provisions. The amendment also clarifies the transactions to which the decrease in ownership guidance in Subtopic 810-10 does not apply. ASU 2010-02 also expands the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within Subtopic 810-10.

The Group adopted the provisions of ASU 2010-02 retrospectively to January 1, 2009. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17). ASU 2009-17 was issued to update the Codification for the June 2009 issuance of SFAS 167. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.

ASU 2009-17 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter.
The adoption of ASU 2009-17 on January 1, 2010 resulted in an increase of CHF 15.0 billion to our consolidated balance sheet and a reduction in total shareholders’ equity of CHF 2.2 billion, net of tax. The consolidation of these entities did not have an impact on tier 1 capital or risk-weighted assets. The disclosures required by ASU 2009-17 will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities became intercompany transactions and are eliminated.
In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.
The guidance requires the recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted the presentation and transaction guidance of the ASU as of January 1, 2009.
ASC Topic 815 – Derivatives and Hedging
In June 2008, the FASB issued guidance to require an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted the guidance as of January 1, 2009. Adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under the Codification; and iii) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

The ASU mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows when adopted as of January 1, 2009. The disclosures required by the guidance will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.

ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. The disclosures required by ASU 2010-06 will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.

In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-12 is applicable to an investment that has the attributes defined by ASC 946, Financial Services – Investment Companies, but does not have a readily determinable fair value. For those investments that are within its scope, ASU 2009-12 permits, as a practical expedient, an entity to measure the fair value of an investment using net asset value (NAV) per share of the investment and also requires additional disclosures. ASU 2009-12 also provides guidance regarding classification within the fair value hierarchy.

ASU 2009-12 was effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 on December 31, 2009 did not have a material impact on the Group’s financial condition, results of operations, cash flows or net classification within the fair value hierarchy. The disclosures required by ASU 2009-12 will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-5 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance, however early application is permitted. The adoption of ASU 2009-05 on October 1, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 825 – Financial Instruments
In April 2009, the FASB issued guidance to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The guidance was effective for interim reporting periods ending after June 15, 2009. The guidance mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 855 – Subsequent Events
In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09), an update to Topic 855 – Subsequent Events. ASU 2010-09 provides amendments as follows:

(i) an entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued;

(ii) an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated; and
(iii) the scope of the reissuance disclosure requirements is refined to include revised financial statements only.
ASU 2010-09 was effective upon issuance. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on:
(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance on June 30, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfer of Financial Assets” (ASU 2009-16). ASU 2009-16 was issued to update the Codification for the June 2009 issuance of SFAS No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140”, which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. This standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions. The adoption of ASU 2009-16 on January 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In February 2008, the FASB issued guidance regarding a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 815 – Derivatives and Hedging
In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASU 2010-11), an update to Topic 815 – Derivatives and Hedging. ASU 2010-11 provides clarification on the scope exception in Topic 815 to clarify the type of embedded credit derivatives that are exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption and it relates only to the subordination of one financial instrument to another.

ASU 2010-11 is effective for the first fiscal quarter beginning after June 15, 2010 with early adoption permitted. The adoption of ASU 2010-11 on July 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 310 – Receivables
In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset” (ASU 2010-18), an update to Topic 310 – Receivables.
As a result of this update, modifications of loans that are accounted for within a pool do not result in the removal of these loans from the pool even if the modifications of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.

ASU 2010-18 is effective for the first fiscal quarter beginning after July 15, 2010, with early adoption permitted. The adoption of ASU 2010-18 is not expected to have a material impact on the Group’s financial condition, results of operations or cash flows.

Note 2 Business developments
Acquisitions and divestitures
On May 10, 2010, Credit Suisse announced that it entered into an agreement to purchase from Fortis Bank Nederland its prime fund solutions business, a global leader in hedge fund administration services. This transaction is expected to close in 4Q10.

For further information on divestitures, refer to Note 3 – Discontinued operations.
Note 3 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen Asset Management (Aberdeen). The transaction was completed with the final closing on July 1, 2009. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, resulting in a total interest of 23.9%, with subsequent ownership changes reflected in continuing operations. Prior to this transaction, Aberdeen was an unrelated party to the Group. In 1Q10, Aberdeen issued shares resulting in a reduction of our ownership percentage to 21.7%. As part of the sale of the traditional investments business, we purchased certain assets in the amount of CHF 0.1 billion in 1Q10 in accordance with contractual obligations and recognized unrealized gains/(losses) of CHF 19 million in 1Q10 included in discontinued operations.

The results of operations of the business sold have been reflected in income from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Income/(loss) from discontinued operations (CHF million)

Net revenues	0	(19)	13	100	(100)	(19)	56	–

Total expenses	0	0	(74)	–	100	0	(160)	100

Income/(loss) from discontinued operations before taxes	0	(19)	(61)	100	100	(19)	(104)	(82)

Gain/(loss) on disposal	0	0	75	–	(100)	0	75	(100)

Income tax expense/(benefit)	0	0	1	–	(100)	0	(10)	100

Income/(loss) from discontinued operations, net of tax	0	(19)	13	100	(100)	(19)	(19)	0

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net revenues (CHF million)

Private Banking	2,991	2,900	2,951	3	1	5,891	5,829	1

Investment Banking	4,099	5,216	6,011	(21)	(32)	9,315	12,453	(25)

Asset Management	502	631	434	(20)	16	1,133	440	158

Corporate Center	828	214	(786)	287	–	1,042	(555)	–

Noncontrolling interests without significant economic interest	119	52	(7)	129	–	171	(1,458)	–

Net revenues	8,539	9,013	8,603	(5)	(1)	17,552	16,709	5

Income from continuing operations before taxes (CHF million)

Private Banking	874	892	935	(2)	(7)	1,766	1,927	(8)

Investment Banking	784	1,794	1,655	(56)	(53)	2,578	4,069	(37)

Asset Management	22	166	55	(87)	(60)	188	(435)	–

Corporate Center	126	82	(1,081)	54	–	208	(943)	–

Noncontrolling interests without significant economic interest	103	41	(57)	151	–	144	(1,544)	–

Income from continuing operations before taxes	1,909	2,975	1,507	(36)	27	4,884	3,074	59

Total assets

	end of					% change

	2Q10	1Q10		4Q09	2Q09	QoQ	Ytd	YoY

Total assets (CHF million)

Private Banking	351,009	345,083		345,488	367,693	2	2	(5)

Investment Banking	905,208	849,187	[1]	819,081	883,014	7	11	3

Asset Management	28,519	29,533	[1]	19,289	16,557	(3)	48	72

Corporate Center	(156,232)	(159,790)		(161,826)	(188,171)	(2)	(3)	(17)

Noncontrolling interests without significant economic interest	9,444	9,790		9,395	13,811	(4)	1	(32)

Total assets	1,137,948	1,073,803		1,031,427	1,092,904	6	10	4

1 Includes the impact of the adoption of new accounting rules governing when an entity is consolidated under US GAAP.

Note 5 Net interest income
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net interest income (CHF million)

Loans	1,371	1,346	1,628	2	(16)	2,717	3,339	(19)

Investment securities	22	27	66	(19)	(67)	49	162	(70)

Trading assets	5,085	2,954	4,612	72	10	8,039	7,747	4

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	656	552	843	19	(22)	1,208	2,010	(40)

Other	925	927	619	0	49	1,852	1,441	29

Interest and dividend income	8,059	5,806	7,768	39	4	13,865	14,699	(6)

Deposits	(398)	(368)	(778)	8	(49)	(766)	(1,839)	(58)

Short-term borrowings	(17)	(15)	(66)	13	(74)	(32)	(144)	(78)

Trading liabilities	(4,305)	(1,440)	(3,511)	199	23	(5,745)	(4,848)	19

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(365)	(351)	(778)	4	(53)	(716)	(1,576)	(55)

Long-term debt	(1,696)	(1,617)	(1,285)	5	32	(3,313)	(2,640)	25

Other	(76)	(68)	(130)	12	(42)	(144)	(394)	(63)

Interest expense	(6,857)	(3,859)	(6,548)	78	5	(10,716)	(11,441)	(6)

Net interest income	1,202	1,947	1,220	(38)	(1)	3,149	3,258	(3)

Note 6 Commissions and fees
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Commissions and fees (CHF million)

Lending business	327	266	256	23	28	593	558	6

Investment and portfolio management	1,043	1,098	1,004	(5)	4	2,141	2,021	6

Other securities business	19	21	36	(10)	(47)	40	81	(51)

Fiduciary business	1,062	1,119	1,040	(5)	2	2,181	2,102	4

Underwriting	513	538	743	(5)	(31)	1,051	986	7

Brokerage	1,094	1,030	1,108	6	(1)	2,124	2,014	5

Underwriting and brokerage	1,607	1,568	1,851	2	(13)	3,175	3,000	6

Other services	590	454	395	30	49	1,044	835	25

Commissions and fees	3,586	3,407	3,542	5	1	6,993	6,495	8

Note 7 Trading revenues
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Trading revenues (CHF million)

Interest rate products	526	2,784	4,287	(81)	(88)	3,310	5,773	(43)

Foreign exchange products	1,088	659	(103)	65	–	1,747	(66)	–

Equity/index-related products	1,715	462	2,249	271	(24)	2,177	3,575	(39)

Credit products	462	(496)	(3,881)	–	–	(34)	(2,146)	(98)

Commodity, emission and energy products	28	(66)	155	–	(82)	(38)	369	–

Other products	(191)	109	510	–	–	(82)	609	–

Trading revenues	3,628	3,452	3,217	5	13	7,080	8,114	(13)

Represents revenues on a product basis which are not representative of business results within segments as business results utilize financial instruments across various product types.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and over-the-counter (OTC) derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper (CP);
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is value-at-risk. The Group holds securities as collateral and enters into credit default swaps (CDS) to mitigate the credit risk on these products.

Note 8 Other revenues
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	143	17	(45)	–	–	160	(1,554)	–

Loans held-for-sale	(1)	(71)	(49)	(99)	(98)	(72)	(134)	(46)

Long-lived assets held-for-sale	(69)	(23)	5	200	–	(92)	6	–

Equity method investments	55	66	22	(17)	150	121	36	236

Other investments	(142)	56	511	–	–	(86)	179	–

Other	137	162	180	(15)	(24)	299	309	(3)

Other revenues	123	207	624	(41)	(80)	330	(1,158)	–

Note 9 Provision for credit losses
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Provision for credit losses (CHF million)

Provision for loan losses	7	(24)	193	–	(96)	(17)	311	–

Provision for lending-related and other exposures	13	(26)	117	–	(89)	(13)	182	–

Provision for credit losses	20	(50)	310	–	(94)	(30)	493	–

Note 10 Compensation and benefits
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	3,011	3,458	3,933	(13)	(23)	6,469	7,798	(17)

Social security	321	245	291	31	10	566	576	(2)

Other	648	190	141	241	360	838	331	153

Compensation and benefits	3,980	3,893	4,365	2	(9)	7,873	8,705	(10)

Note 11 General and administrative expenses
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

General and administrative expenses (CHF million)

Occupancy expenses	308	287	300	7	3	595	594	0

IT, machinery, etc.	346	331	291	5	19	677	585	16

Provisions and losses	265	80	447	231	(41)	345	575	(40)

Travel and entertainment	130	112	101	16	29	242	198	22

Professional services	606	457	409	33	48	1,063	767	39

Amortization and impairment of other intangible assets	9	9	11	0	(18)	18	21	(14)

Other	397	399	360	(1)	10	796	728	9

General and administrative expenses	2,061	1,675	1,919	23	7	3,736	3,468	8

Note 12 Earnings per share
	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Net income attributable to shareholders (CHF million)

Income from continuing operations	1,593	2,074	1,558	(23)	2	3,667	3,596	2

Income from discontinued operations, net of tax	0	(19)	13	100	(100)	(19)	(19)	0

Net income attributable to shareholders	1,593	2,055	1,571	(22)	1	3,648	3,577	2

Preferred securities dividends	(67)	–	(67)	–	0	(67)	(67)	0

Net income attributable to shareholders for basic earnings per share	1,526	2,055	1,504	(26)	1	3,581	3,510	2

Available for common shares	1,392	1,954	1,411	(29)	(1)	3,389	3,288	3

Available for unvested share-based payment awards	134	101	93	33	44	192	222	(14)

Net income attributable to shareholders for diluted earnings per share	1,526	2,055	1,504	(26)	1	3,581	3,510	2

Available for common shares	1,392	1,955	1,413	(29)	(1)	3,390	3,290	3

Available for unvested share-based payment awards	134	100	91	34	47	191	220	(13)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,208.1	1,194.4	1,173.8	1	3	1,201.2	1,172.6	2

Dilutive share options and warrants	5.5	6.4	5.8	(14)	(5)	5.9	5.5	7

Dilutive share awards	0.4	1.0	17.7	(60)	(98)	0.7	8.8	(92)

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,214.0	1,201.8	1,197.3	1	1	1,207.8	1,186.9	2

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	69.8	61.1	78.3	14	(11)	65.4	79.4	(18)

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	1.15	1.66	1.19	(31)	(3)	2.84	2.82	1

Basic earnings per share from discontinued operations	0.00	(0.02)	0.01	100	(100)	(0.02)	(0.02)	0

Basic earnings per share available for common shares	1.15	1.64	1.20	(30)	(4)	2.82	2.80	1

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	1.15	1.65	1.17	(30)	(2)	2.83	2.79	1

Diluted earnings per share from discontinued operations	0.00	(0.02)	0.01	100	(100)	(0.02)	(0.02)	0

Diluted earnings per share available for common shares	1.15	1.63	1.18	(29)	(3)	2.81	2.77	1

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 45.1 million, 46.1 million, 54.2 million, 45.6 million and 59.7 million for 2Q10, 1Q10, 2Q09, 6M10 and 6M09 respectively.

Note 13 Trading assets and liabilities
	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	163,572	176,966	159,415	176,843	(8)	3	(8)

Equity securities [1]	92,203	91,403	100,531	75,495	1	(8)	22

Derivative instruments [2]	75,786	53,412	55,131	69,333	42	37	9

Other	18,532	19,123	17,161	12,189	(3)	8	52

Trading assets	350,093	340,904	332,238	333,860	3	5	5

Trading liabilities (CHF million)

Short positions	83,786	98,174	76,946	74,577	(15)	9	12

Derivative instruments [2]	80,651	57,977	56,535	61,754	39	43	31

Trading liabilities	164,437	156,151	133,481	136,331	5	23	21

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	43,030	35,397	32,231	41,725	22	34	3

Receivables not netted [1]	16,195	12,218	16,025	15,975	33	1	1

Total	59,225	47,615	48,256	57,700	24	23	3

Cash collateral payables (CHF million)

Payables netted against derivative positions	37,083	34,001	28,808	30,855	9	29	20

Payables not netted [1]	15,918	14,428	18,905	19,775	10	(16)	(20)

Total	53,001	48,429	47,713	50,630	9	11	5

1 Recorded as cash collateral on derivative instruments in Note 16 - Other assets and liabilities.

Note 14 Investment securities
The required disclosures for investment securities will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.
Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Note 15 Loans
	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Loans (CHF million)

Banks	80	78	95	85	3	(16)	(6)

Commercial	43,922	45,002	43,893	44,978	(2)	0	(2)

Consumer	90,615	89,984	89,045	88,370	1	2	3

Public authorities	1,019	1,030	1,036	1,102	(1)	(2)	(8)

Lease financings	2,701	2,692	2,620	2,600	0	3	4

Switzerland	138,337	138,786	136,689	137,135	0	1	1

Banks	7,177	7,662	7,836	7,485	(6)	(8)	(4)

Commercial	56,862	58,254	69,036	76,636	(2)	(18)	(26)

Consumer	22,061	20,492	19,765	19,763	8	12	12

Public authorities	2,941	3,698	4,161	2,476	(20)	(29)	19

Lease financings	1,117	1,141	1,113	1,271	(2)	0	(12)

Foreign	90,158	91,247	101,911	107,631	(1)	(12)	(16)

Gross loans	228,495	230,033	238,600	244,766	(1)	(4)	(7)

Net (unearned income)/deferred expenses	(37)	(23)	(25)	(30)	61	48	23

Allowance for loan losses	(1,253)	(1,269)	(1,395)	(1,545)	(1)	(10)	(19)

Net loans	227,205	228,741	237,180	243,191	(1)	(4)	(7)

Impaired loan portfolio (CHF million)

Gross impaired loans	1,979	2,257	2,297	2,514	(12)	(14)	(21)

of which loans with a specific allowance	1,840	1,897	1,946	2,289	(3)	(5)	(20)

of which loans without a specific allowance	139	360	351	225	(61)	(60)	(38)

Allowance for loan losses

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,269	1,395	1,801	(9)	(30)	1,395	1,639	(15)

Net movements recognized in statements of operations	7	(24)	193	–	(96)	(17)	311	–

Gross write-offs	(48)	(128)	(428)	(63)	(89)	(176)	(480)	(63)

Recoveries	15	18	14	(17)	7	33	28	18

Net write-offs	(33)	(110)	(414)	(70)	(92)	(143)	(452)	(68)

Provisions for interest	3	0	8	–	(63)	3	26	(88)

Foreign currency translation impact and other adjustments, net	7	8	(43)	(13)	–	15	21	(29)

Balance at end of period	1,253	1,269	1,545	(1)	(19)	1,253	1,545	(19)

of which a specific loan loss allowance	865	881	1,070	(2)	(19)	865	1,070	(19)

of which an inherent loan loss allowance	388	388	475	0	(18)	388	475	(18)

Additional loan information

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Additional loan information (CHF million)

Net gains/(losses) on the sale of loans	(1)	(71)	(49)	(99)	(98)	(72)	(134)	(46)

Note 16 Other assets and liabilities
	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	16,195	12,218	16,025	15,975	33	1	1

Cash collateral on non-derivative transactions	1,630	1,499	1,827	2,435	9	(11)	(33)

Derivative instruments used for hedging	4,048	2,743	2,022	1,290	48	100	214

Assets held-for-sale	31,132	32,652	14,570	18,760	(5)	114	66

of which loans	29,524	31,015	14,287	18,624	(5)	107	59

of which real estate	1,608	1,637	270	119	(2)	496	–

Interest and fees receivable	6,542	5,918	5,755	6,514	11	14	0

Deferred tax assets	10,741	10,551	9,137	10,281	2	18	4

Prepaid expenses	856	830	970	1,398	3	(12)	(39)

Failed purchases	597	166	172	140	260	247	326

Other	18,074	18,589	18,266	21,027	(3)	(1)	(14)

Other assets	89,815	85,166	68,744	77,820	5	31	15

Other liabilities (CHF million)

Cash collateral on derivative instruments	15,918	14,428	18,905	19,775	10	(16)	(20)

Cash collateral on non-derivative transactions	45	21	29	481	114	55	(91)

Derivative instruments used for hedging	1,331	1,087	1,198	934	22	11	43

Provisions [1]	1,827	1,629	1,770	1,885	12	3	(3)

of which off-balance sheet risk	607	578	603	637	5	1	(5)

Interest and fees payable	9,335	7,136	7,028	8,048	31	33	16

Current tax liabilities	815	1,482	1,519	2,457	(45)	(46)	(67)

Deferred tax liabilities	523	519	318	898	1	64	(42)

Failed sales	8,061	9,654	9,258	9,068	(17)	(13)	(11)

Other	29,718	29,726	31,507	31,329	0	(6)	(5)

Other liabilities	67,573	65,682	71,532	74,875	3	(6)	(10)

1 Includes provisions for bridge commitments.

Note 17 Long-term debt
	end of				% change

	2Q10	1Q10	4Q09	2Q09	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	134,389	136,546	134,806	133,748	(2)	0	0

Subordinated	26,403	27,112	24,559	26,701	(3)	8	(1)

Nonrecourse liabilities from consolidated VIEs	21,918	21,489	–	–	2	–	–

Long-term debt	182,710	185,147	159,365	160,449	(1)	15	14

Note 18 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

6M10 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	23	762	12	(167)	0	630

Increase due to equity method investments	(18)	0	1	0	0	(17)

Reclassification adjustments, included in net income	0	2	6	39	6	53

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(36)	(7,871)	129	(3,019)	(40)	(10,837)

6M09 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	31	751	3	0	0	785

Decrease due to equity method investments	72	0	0	0	0	72

Reclassification adjustments, included in net income	1	21	(2)	10	13	43

Balance at end of period	(41)	(7,439)	64	(2,533)	(90)	(10,039)

Note 19 Tax
Effective tax rate

in	2Q10	1Q10

Effective tax rate (%)

Effective tax rate	9.8	28.2

The lower effective tax rate was mainly due to a CHF 522 million benefit of a legal entity merger, offset in part by the non-tax deductibility of the UK levy on variable compensation in 2Q10.
Net deferred tax assets

end of	2Q10	1Q10	Change

Net deferred tax assets (CHF million)

Net operating losses	6,657	6,214	443

Temporary differences	3,561	3,818	(257)

Net deferred tax assets	10,218	10,032	186

The increase in net deferred tax assets primarily related to the legal entity merger and foreign exchange translation gains of CHF 263 million. Excluding these effects, net deferred tax assets decreased CHF 411 million, primarily as a result of temporary differences and taxable income in 2Q10.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 276 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the US – 1999; and the UK – 1999.

Note 20 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting share-based compensation and other compensation benefits is solely at the discretion of senior management. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 26 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2009.

The Group generally repurchases its own shares (Credit Suisse Group shares (shares)) in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital.

Share-based compensation
Incentive Share Unit
Incentive Share Units (ISUs) have been the main form of share-based deferred variable compensation for all employees since 2006. Starting in 2009, ISUs were used for the deferred variable compensation awards for employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price.

Incentive Share Unit activities

in	6M10	6M09

Number of awards (million)

Balance at beginning of period	41.5	59.8

Granted	6.0	26.1

Settled	(8.1)	(23.8)

Forfeited	(0.5)	(0.2)

Balance at end of period	38.9	61.9

of which vested	3.2	1.6

of which unvested	35.7	60.3

Scaled Incentive Share Unit
The Scaled Incentive Share Unit (SISU) plan is a new share-based long-term incentive plan for managing directors and directors. SISUs were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors for 2009. SISUs are similar to ISUs except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares.

Scaled Incentive Share Unit activities

in	6M10

Number of awards (million)

Balance at beginning of period	0.0

Granted	21.1

Forfeited	(0.1)

Balance at end of period	21.0

of which vested	0.0

of which unvested	21.0

Adjustable Performance Plan awards
The Adjustable Performance Plan (APP) is a new cash-based plan for managing directors and directors. APP awards were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors. These awards are subject to a three-year, pro-rata vesting schedule, subject to early retirement rules, and the final value of the APP awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments.

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets (performance conditions); and ii) Group share price performance compared to predefined targets and relative to peers (market conditions). At grant, PIP II units were equivalent to a Group share price of CHF 72.00.

On March 31, 2010, we announced the determination of the number of Group shares for holders of PIP I units that were granted in early 2005, which were a part of 2004 compensation. In accordance with the terms of the plan, each outstanding PIP I unit entitled the holder to approximately 4.8 Group shares. PIP I awards were settled on April 20, 2010.

Performance Incentive Plan activities

	6M10		6M09

in	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.2	11.9	6.4	12.2

Settled	0.0	(11.7)	0.0	0.0

Forfeited	(0.1)	(0.2)	(0.2)	(0.3)

Balance at end of period	6.1	0.0	6.2	11.9

of which vested	5.3	0.0	4.4	10.0

of which unvested	0.8	0.0	1.8	1.9

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included four different types of share awards: phantom shares, blocked shares, longevity premium awards (LPA) and special awards. These share awards entitle the holder to receive one Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and five years. In 2006, the Group introduced the ISU share-based plan to replace phantom shares, blocked shares and LPA awards granted in prior years.

Special awards are generally shares, which may be granted to new employees. These special awards may contain vesting conditions, depending on the terms of employment.
Share award activities

	6M10		6M09

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	15.5	45.67	20.8	61.83

Granted	2.9	49.41	5.1	30.74

Settled	(3.2)	47.56	(10.8)	70.85

Forfeited	(0.2)	60.92	(0.5)	59.46

Balance at end of period	15.0	46.24	14.6	45.82

of which vested	1.1	–	0.8	–

of which unvested	13.9	–	13.8	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of Partner Asset Facility (PAF) awards. The PAF units are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested over the first three months of 2009.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs.

Compensation expense from prior-year awards

in	6M10	6M09

Compensation expense (CHF million)

Incentive Share Unit	422	889

Scaled Incentive Share Unit	304	–

Adjustable Performance Plan Awards	517	–

Performance Incentive Plan	2	(16)	[1]

Share awards	133	129

Partner Asset Facility [2]	(40)	340

Cash Retention Awards	307	505

Total compensation expense from prior-year awards	1,645	1,847

Total shares delivered (million)

Total shares delivered	45.8	23.9

1 Includes claw backs. 2 Compensation expense represents the change in underlying fair value of the indexed assets during the period. Compensation expense in 6M09 also included the vesting of the remaining 33.3% in 1Q09.

Additional information

end of	2Q10

Estimated unrecognized compensation expense (CHF million)

Incentive Share Unit	787

Scaled Incentive Share Unit	1,093

Adjustable Performance Plan Awards	1,059

Performance Incentive Plan	3

Share awards	418

Cash Retention Awards	295

Total	3,655

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.4

Note 21 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 488 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2010. As of June 30, 2010, CHF 294 million of contributions have been made.

Components of total pension costs

	in			% change		in		% change

	2Q10	1Q10	2Q09	QoQ	YoY	6M10	6M09	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	76	76	64	0	19	152	129	18

Interest costs on benefit obligation	149	148	153	1	(3)	297	306	(3)

Expected return on plan assets	(201)	(200)	(195)	0	3	(401)	(390)	3

Amortization of recognized prior service cost	4	4	8	0	(50)	8	17	(53)

Amortization of recognized actuarial losses	30	27	8	11	275	57	16	256

Net periodic pension costs	58	55	38	5	53	113	78	45

Settlement (gains)/losses	0	(2)	1	100	(100)	(2)	1	–

Total pension costs	58	53	39	9	49	111	79	41

Note 22 Derivatives and hedging activities
The required disclosures for derivatives and hedging activities will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of June 30, 2010 were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using foreign exchange forward contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market of the derivative contract.

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. A CDS is a contractual agreement in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event. Credit derivatives include hybrid instruments such as credit-linked notes (CLN). A CLN is a note whereby the investor in the note sells credit protection of the same amount on a referenced entity to the issuer of the instrument. In a CLN, neither investor nor issuer has recourse to the defaulting reference entity.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, ABS and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

Note 23 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2Q10 (CHF million)

Credit guarantees and similar instruments	2,905	6,053	8,958	8,268		578	4,592

Performance guarantees and similar instruments	8,776	3,600	12,376	10,975		98	4,330

Securities lending indemnifications	23,132	0	23,132	23,132		0	23,132

Derivatives	170,870	37,123	207,993	207,993		8,714	–	[2]

Other guarantees	3,806	1,092	4,898	4,807		5	2,221

Total guarantees	209,489	47,868	257,357	255,175		9,395	34,275

4Q09 (CHF million)

Credit guarantees and similar instruments	3,290	4,777	8,067	7,309		543	4,521

Performance guarantees and similar instruments	6,342	5,818	12,160	10,707		96	3,995

Securities lending indemnifications	22,644	0	22,644	22,644		0	22,644

Derivatives	129,868	83,862	213,730	213,730		6,388	–	[2]

Other guarantees	3,836	1,039	4,875	4,807		10	2,181

Total guarantees	165,980	95,496	261,476	259,197		7,037	33,341

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Derivative contracts that may be cash settled, and for which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under US GAAP. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the fair value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Markets Supervisory Authority (FINMA) or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees were reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

2Q10 (CHF million)

Irrevocable commitments under documentary credits	4,620	21	4,641	4,010		1,713

Loan commitments	164,261	59,620	223,881	217,695		153,988

Forward reverse repurchase agreements	57,276	85	57,361	57,361		57,361

Other commitments	1,248	2,027	3,275	3,275		26

Total other commitments	227,405	61,753	289,158	282,341		213,088

4Q09 (CHF million)

Irrevocable commitments under documentary credits	4,543	40	4,583	4,183		2,037

Loan commitments	175,656	52,828	228,484	222,128		159,349

Forward reverse repurchase agreements	43,481	0	43,481	43,481		43,481

Other commitments	6,377	2,588	8,965	8,965		6

Total other commitments	230,057	55,456	285,513	278,757		204,873

1 Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

Note 24 Transfers of financial assets and variable interest entities
The required disclosures for transfers of financial assets and variable interest entities will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.

In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue collateralized debt obligations (CDOs). The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a significant impact.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through,” premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contact.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 25 – Fair value of financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are provided to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 1 – Summary of significant accounting policies.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans, and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Group has exposure to third-party securitization VIEs as a result of certain securities purchased from its money market funds.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significant affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. In the non-consolidated VIEs table, only the total assets of trust preferred issuance vehicles are disclosed, as the Group has no variable interests with these entities.

Note 25 Fair value of financial instruments
The required disclosures for the fair value of financial instruments will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments or CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments or DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current credit default swap prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB amended and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivatives. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable credit default swap spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, FX-commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include SPIA, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs however; central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a credit default swap pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivatives as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Note 26 Assets pledged or assigned
The required disclosures for assets pledged or assigned will be included in the Financial Report 2Q10, which will be published on our website and filed with the SEC on or about August 5, 2010.
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Note 27 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 2Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,288	5,591		7,879	59	121		8,059

Interest expense	(1,453)	(5,357)		(6,810)	(57)	10		(6,857)

Net interest income	835	234		1,069	2	131		1,202

Commissions and fees	1,176	2,168		3,344	3	239		3,586

Trading revenues	(120)	3,674		3,554	0	74		3,628

Other revenues	184	(48)		136	1,555	(1,568)		123

Net revenues	2,075	6,028		8,103	1,560	(1,124)		8,539

Provision for credit losses	1	18		19	0	1		20

Compensation and benefits	1,064	2,804		3,868	26	86		3,980

General and administrative expenses	650	1,386		2,036	(65)	90		2,061

Commission expenses	82	444		526	1	42		569

Total other operating expenses	732	1,830		2,562	(64)	132		2,630

Total operating expenses	1,796	4,634		6,430	(38)	218		6,610

Income/(loss) from continuing operations before taxes	278	1,376		1,654	1,598	(1,343)		1,909

Income tax expense	103	(18)		85	5	97		187

Income/(loss) from continuing operations	175	1,394		1,569	1,593	(1,440)		1,722

Net income/(loss)	175	1,394		1,569	1,593	(1,440)		1,722

Less net income/(loss) attributable to noncontrolling interests	33	81		114	0	15		129

Net income/(loss) attributable to shareholders	142	1,313		1,455	1,593	(1,455)		1,593

of which from continuing operations	142	1,313		1,455	1,593	(1,455)		1,593

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 2Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,416	5,152		7,568	65	135		7,768

Interest expense	(1,422)	(5,061)		(6,483)	(63)	(2)		(6,548)

Net interest income	994	91		1,085	2	133		1,220

Commissions and fees	908	2,397		3,305	2	235		3,542

Trading revenues	1,550	2,101		3,651	0	(434)		3,217

Other revenues	(18)	643		625	1,584	(1,585)		624

Net revenues	3,434	5,232		8,666	1,588	(1,651)		8,603

Provision for credit losses	11	289		300	0	10		310

Compensation and benefits	1,421	2,826		4,247	29	89		4,365

General and administrative expenses	692	1,206		1,898	(8)	29		1,919

Commission expenses	105	356		461	0	41		502

Total other operating expenses	797	1,562		2,359	(8)	70		2,421

Total operating expenses	2,218	4,388		6,606	21	159		6,786

Income/(loss) from continuing operations before taxes	1,205	555		1,760	1,567	(1,820)		1,507

Income tax expense/(benefit)	506	(351)		155	(4)	(185)		(34)

Income/(loss) from continuing operations	699	906		1,605	1,571	(1,635)		1,541

Income/(loss) from discontinued operations, net of tax	0	13		13	0	0		13

Net income/(loss)	699	919		1,618	1,571	(1,635)		1,554

Less net income/(loss) attributable to noncontrolling interests	(96)	12		(84)	0	67		(17)

Net income/(loss) attributable to shareholders	795	907		1,702	1,571	(1,702)		1,571

of which from continuing operations	795	894		1,689	1,571	(1,702)		1,558

of which from discontinued operations	0	13		13	0	0		13

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 6M10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	4,592	8,917		13,509	117	239		13,865

Interest expense	(2,758)	(7,857)		(10,615)	(114)	13		(10,716)

Net interest income	1,834	1,060		2,894	3	252		3,149

Commissions and fees	2,156	4,346		6,502	5	486		6,993

Trading revenues	512	6,429		6,941	0	139		7,080

Other revenues	311	(14)		297	3,557	(3,524)		330

Net revenues	4,813	11,821		16,634	3,565	(2,647)		17,552

Provision for credit losses	10	(51)		(41)	0	11		(30)

Compensation and benefits	2,260	5,404		7,664	47	162		7,873

General and administrative expenses	1,087	2,625		3,712	(137)	161		3,736

Commission expenses	160	846		1,006	1	82		1,089

Total other operating expenses	1,247	3,471		4,718	(136)	243		4,825

Total operating expenses	3,507	8,875		12,382	(89)	405		12,698

Income/(loss) from continuing operations before taxes	1,296	2,997		4,293	3,654	(3,063)		4,884

Income tax expense	476	405		881	6	139		1,026

Income/(loss) from continuing operations	820	2,592		3,412	3,648	(3,202)		3,858

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	820	2,573		3,393	3,648	(3,202)		3,839

Less net income/(loss) attributable to noncontrolling interests	86	127		213	0	(22)		191

Net income/(loss) attributable to shareholders	734	2,446		3,180	3,648	(3,180)		3,648

of which from continuing operations	734	2,465		3,199	3,648	(3,180)		3,667

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 6M09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	4,883	9,402		14,285	134	280		14,699

Interest expense	(2,814)	(8,514)		(11,328)	(131)	18		(11,441)

Net interest income	2,069	888		2,957	3	298		3,258

Commissions and fees	1,650	4,364		6,014	5	476		6,495

Trading revenues	2,394	5,774		8,168	0	(54)		8,114

Other revenues	(1,707)	658		(1,049)	3,541	(3,650)		(1,158)

Net revenues	4,406	11,684		16,090	3,549	(2,930)		16,709

Provision for credit losses	15	457		472	0	21		493

Compensation and benefits	2,837	5,711		8,548	4	153		8,705

General and administrative expenses	1,085	2,347		3,432	(19)	55		3,468

Commission expenses	190	698		888	0	81		969

Total other operating expenses	1,275	3,045		4,320	(19)	136		4,437

Total operating expenses	4,112	8,756		12,868	(15)	289		13,142

Income/(loss) from continuing operations before taxes	279	2,471		2,750	3,564	(3,240)		3,074

Income tax expense/(benefit)	757	206		963	(13)	(3)		947

Income/(loss) from continuing operations	(478)	2,265		1,787	3,577	(3,237)		2,127

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	(478)	2,246		1,768	3,577	(3,237)		2,108

Less net income/(loss) attributable to noncontrolling interests	(1,639)	(132)		(1,771)	0	302		(1,469)

Net income/(loss) attributable to shareholders	1,161	2,378		3,539	3,577	(3,539)		3,577

of which from continuing operations	1,161	2,397		3,558	3,577	(3,539)		3,596

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 2Q10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,776	76,303		78,079	10	(565)		77,524

Interest-bearing deposits with banks	28,266	(24,126)		4,140	0	(1,909)		2,231

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	142,871	106,625		249,496	0	626		250,122

Securities received as collateral	41,190	1,557		42,747	0	141		42,888

Trading assets	105,603	242,555		348,158	0	1,935		350,093

Investment securities	0	7,777		7,777	0	2,060		9,837

Other investments	11,074	8,297		19,371	36,218	(35,784)		19,805

Net loans	12,932	195,729		208,661	7,174	11,370		227,205

Premises and equipment	1,071	5,121		6,192	0	509		6,701

Goodwill	685	7,762		8,447	0	1,135		9,582

Other intangible assets	118	249		367	0	10		377

Brokerage receivables	22,639	29,054		51,693	0	6		51,699

Other assets	16,306	72,955		89,261	270	284		89,815

Assets of discontinued operations held-for-sale	0	69		69	0	0		69

Total assets	384,531	729,927		1,114,458	43,672	(20,182)		1,137,948

Liabilities and equity (CHF million)

Due to banks	224	49,734		49,958	5,795	(17,931)		37,822

Customer deposits	0	261,467		261,467	0	25,933		287,400

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	125,017	77,915		202,932	0	2		202,934

Obligation to return securities received as collateral	41,190	1,557		42,747	0	141		42,888

Trading liabilities	34,878	129,545		164,423	0	14		164,437

Short-term borrowings	39,578	(19,511)		20,067	0	2,061		22,128

Long-term debt	41,601	139,111		180,712	2,147	(149)		182,710

Brokerage payables	57,848	25,777		83,625	0	(153)		83,472

Other liabilities	13,911	52,228		66,139	97	1,337		67,573

Total liabilities	354,247	717,823		1,072,070	8,039	11,255		1,091,364

Total shareholders' equity	21,718	5,775		27,493	35,633	(27,493)		35,633

Noncontrolling interests	8,566	6,329		14,895	0	(3,944)		10,951

Total equity	30,284	12,104		42,388	35,633	(31,437)		46,584

Total liabilities and equity	384,531	729,927		1,114,458	43,672	(20,182)		1,137,948

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,989	50,546		52,535	11	(689)		51,857

Interest-bearing deposits with banks	26,464	(24,264)		2,200	0	(1,023)		1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,573	72,805		208,378	0	1,121		209,499

Securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading assets	127,563	203,744		331,307	0	931		332,238

Investment securities	0	9,190		9,190	29	2,013		11,232

Other investments	11,150	12,397		23,547	40,301	(39,855)		23,993

Net loans	13,011	208,441		221,452	7,746	7,982		237,180

Premises and equipment	968	4,933		5,901	0	535		6,436

Goodwill	654	7,478		8,132	0	1,135		9,267

Other intangible assets	57	261		318	0	10		328

Brokerage receivables	16,654	25,218		41,872	0	88		41,960

Other assets	9,284	58,995		68,279	303	162		68,744

Total assets	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

Liabilities and equity (CHF million)

Due to banks	143	49,938		50,081	8,015	(21,882)		36,214

Customer deposits	0	258,697		258,697	0	27,997		286,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,150	43,437		191,587	0	100		191,687

Obligation to return securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading liabilities	31,165	103,710		134,875	0	(1,394)		133,481

Short-term borrowings	45,426	(39,368)		6,058	0	1,587		7,645

Long-term debt	34,886	121,790		156,676	2,722	(33)		159,365

Brokerage payables	41,098	18,034		59,132	0	(167)		58,965

Other liabilities	14,716	55,538		70,254	136	1,142		71,532

Total liabilities	358,064	606,667		964,731	10,873	7,495		983,099

Total shareholders' equity	19,246	11,982		31,228	37,517	(31,228)		37,517

Noncontrolling interests	8,537	5,986		14,523	0	(3,712)		10,811

Total equity	27,783	17,968		45,751	37,517	(34,940)		48,328

Total liabilities and equity	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 6M10	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	40,062	(3,637)		36,425	3,859	(3,469)		36,815

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(589)	(1,013)		(1,602)	0	865		(737)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(1,076)	(29,619)		(30,695)	0	494		(30,201)

Purchase of investment securities	0	(32)		(32)	0	(1,134)		(1,166)

Proceeds from sale of investment securities	0	680		680	0	0		680

Maturities of investment securities	0	590		590	29	1,122		1,741

Investments in subsidiaries and other investments	(94)	(269)		(363)	(408)	311		(460)

Proceeds from sale of other investments	423	513		936	0	118		1,054

(Increase)/decrease in loans	764	3,585		4,349	458	(3,521)		1,286

Proceeds from sales of loans	0	478		478	0	0		478

Capital expenditures for premises and equipment and other intangible assets	(283)	(474)		(757)	0	(7)		(764)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0	0		3

Other, net	34	123		157	0	27		184

Net cash provided by/(used in) investing activities of continuing operations	(821)	(25,435)		(26,256)	79	(1,725)		(27,902)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	74	7,852		7,926	(2,239)	2,071		7,758

Increase/(decrease) in short-term borrowings	(8,036)	16,653		8,617	0	388		9,005

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(30,070)	33,454		3,384	0	(99)		3,285

Issuances of long-term debt	191	28,962		29,153	6	1,464		30,623

Repayments of long-term debt	(1,849)	(24,981)		(26,830)	(483)	(924)		(28,237)

Issuances of common shares	0	0		0	29	0		29

Sale of treasury shares	0	1,528		1,528	21	13,350		14,899

Repurchase of treasury shares	0	(1,281)		(1,281)	(1,316)	(13,835)		(16,432)

Dividends paid/capital repayments	0	(3,159)		(3,159)	(2,378)	2,883		(2,654)

Other, net	140	(3,254)		(3,114)	2,419	23		(672)

Net cash provided by/(used in) financing activities of continuing operations	(39,550)	55,774		16,224	(3,941)	5,321		17,604

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	96	(847)		(751)	2	(3)		(752)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) discontinued operations	0	(98)		(98)	0	0		(98)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(213)	25,757		25,544	(1)	124		25,667

Cash and due from banks at beginning of period	1,989	50,546		52,535	11	(689)		51,857

Cash and due from banks at end of period	1,776	76,303		78,079	10	(565)		77,524

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 6M09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(24,999)	11,983		(13,016)	3,545	(3,605)		(13,076)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	6,559	(5,040)		1,519	(1,038)	(495)		(14)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	39,413	(3,238)		36,175	0	494		36,669

Purchase of investment securities	0	(123)		(123)	0	(1,064)		(1,187)

Proceeds from sale of investment securities	0	18		18	0	0		18

Maturities of investment securities	0	1,583		1,583	0	250		1,833

Investments in subsidiaries and other investments	(362)	12		(350)	(3,380)	3,365		(365)

Proceeds from sale of other investments	332	742		1,074	832	(823)		1,083

(Increase)/decrease in loans	(11,816)	18,661		6,845	(576)	(542)		5,727

Proceeds from sales of loans	0	376		376	0	0		376

Capital expenditures for premises and equipment and other intangible assets	(87)	(401)		(488)	0	(6)		(494)

Proceeds from sale of premises and equipment and other intangible assets	1	1		2	0	0		2

Other, net	48	(11)		37	(11)	37		63

Net cash provided by/(used in) investing activities of continuing operations	34,088	12,580		46,668	(4,173)	1,216		43,711

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(276)	(24,433)		(24,709)	(610)	1,231		(24,088)

Increase/(decrease) in short-term borrowings	15,564	(8,835)		6,729	0	240		6,969

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,961)	(17,675)		(35,636)	0	585		(35,051)

Issuances of long-term debt	262	21,430		21,692	12	726		22,430

Repayments of long-term debt	(5,795)	(29,979)		(35,774)	–	(376)		(36,150)

Issuances of common shares	0	–		–	4	1		5

Sale of treasury shares	0	785		785	671	6,329		7,785

Repurchase of treasury shares	0	(1,165)		(1,165)	(1,039)	(5,968)		(8,172)

Dividends paid/capital repayments	(3)	(121)		(124)	(111)	9		(226)

Other, net	(1,713)	(525)		(2,238)	654	216		(1,368)

Net cash provided by/(used in) financing activities of continuing operations	(9,922)	(60,518)		(70,440)	(419)	2,993		(67,866)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	77	2,389		2,466	1,037	(1,029)		2,474

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(756)	(33,566)		(34,322)	(10)	(425)		(34,757)

Cash and due from banks at beginning of period	2,638	87,883		90,521	14	(500)		90,035

Cash and due from banks at end of period	1,882	54,317		56,199	4	(925)		55,278

1 Includes eliminations and consolidation adjustments.

Note 28 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Investor information
Investor information
Investor information
Share data

	in / end of

	6M10	2009	2008	2007

Share price (common shares, CHF)

Average	49.11	45.65	48.87	83.02

Minimum	40.90	22.48	24.90	61.90

Maximum	56.40	60.40	66.95	95.45

End of period	40.92	51.20	28.50	68.10

Share price (American Depository Shares, USD)

Average	45.49	42.61	45.48	68.97

Minimum	36.54	19.04	19.01	55.93

Maximum	54.57	59.84	59.76	79.03

End of period	37.43	49.16	28.26	60.10

Market capitalization

Market capitalization (CHF million)	48,535	60,691	33,762	76,024

Market capitalization (USD million)	44,395	58,273	33,478	67,093

Dividend per share (CHF)

Dividend per share paid	–	2.00	0.10	2.50

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of July 20, 2010	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Negative

Financial calendar and information sources

Financial calendar

Third quarter 2010 results	Thursday, October 21, 2010

Fourth quarter / full year 2010 results	Thursday, February 10, 2011

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADR depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RHX

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of				Average in			Average in

	2Q10	1Q10	4Q09	2Q09	2Q10	1Q10	2Q09	6M10	6M09

1 USD / 1 CHF	1.08	1.05	1.03	1.09	1.09	1.05	1.11	1.07	1.12

1 EUR / 1 CHF	1.32	1.42	1.49	1.53	1.40	1.46	1.51	1.43	1.50

1 GBP / 1 CHF	1.61	1.60	1.66	1.79	1.63	1.65	1.71	1.65	1.67

100 JPY / 1 CHF	1.22	1.13	1.12	1.13	1.19	1.15	1.14	1.18	1.17

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional Information – Risk Factors.

Photography: Alberto Venzago
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Printer: NZZ Fretz AG, Zurich

For a detailed presentation of Credit Suisse Group’s financial statements 2009, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2009. For information on how the bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2009. For information about our business activities and a summary of our financial performance during the year, please refer to the Business Review 2009.

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520134 English